FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

2017 INTERIM RESULTS - HIGHLIGHTS

Strategic execution

●	Delivered growth from our international network with a 7% increase in revenue from transaction banking products and a 17% rise in revenue synergies between global businesses.

●
Achieved annualised run-rate savings of $4.7bn since our Investor Update in 2015, while continuing to invest in growth, and regulatory programmes and compliance. Incremental savings in 1H17 were $1.0bn.

●	Targeted initiatives removed a further $29bn of RWAs in the first half of 2017. Exceeded our RWA reduction target; extracting a total of $296bn of RWAs from the business since the start of 2015.

●	Obtained regulatory approval to establish HSBC Qianhai Securities; the first securities company in mainland China to be majority-owned by an international bank.

●	Maintained momentum in Asian Insurance and Asset Management, with annualised new business premiums and assets under management up 14% and 17% respectively.

●	Successfully achieved a non-objection to our US capital plan, as part of the Comprehensive Capital Analysis and Review ('CCAR').

Stuart Gulliver, Group Chief Executive, said:
"We have had an excellent first half of 2017, reflecting the changes we have made since our Investor Update in 2015 and the strength of our competitive position. Our three main global businesses performed well, increasing profit before tax and growing market share in many of the products that are central to our strategy. We remain on track to complete the majority of our strategic actions by the end of the year."

Financial performance

●
Reported profit before tax of $10.2bn up $0.5bn or 5%, despite adverse movements in significant items including fair value movements on our own debt from changes in our own credit spread in 1H16; adjusted profit before tax of $12.0bn, up $1.3bn or 12% compared with 1H16, reflecting adjusted revenue growth and lower adjusted LICs.

●
Reported revenue of $26.2bn down $3.3bn was 11% lower primarily due to currency translation differences, the absence of fair value movements on our own debt and revenue from the operations in Brazil that we sold, which were the key elements of the adverse movement in significant items; adjusted revenue of $26.1bn, up $0.8bn or 3%, mainly in RBWM from insurance manufacturing and growth in current accounts, savings and deposits, and in GB&M from FICC, as well as in Equities.

●
Reported operating expenses of $16.4bn were $2.2bn or 12% lower due to a reduction in significant items including costs from the operations in Brazil that we sold, the write-off of goodwill in our GPB business in Europe in 1H16 and a reduction in settlement and provisions in connection with legal matters; adjusted operating expenses of $14.6bn were $0.4bn or 3% higher, in part due to a credit in the prior year relating to the 2015 UK bank levy, as well as investment in growth programmes, primarily in RBWM where investments were partly funded by one-off disposal proceeds.

●	Adjusted jaws was positive 0.5%.

●	Compared with 2Q16, reported profit before tax of $5.3bn up $1.7bn; adjusted profit before tax of $6.0bn up $0.7bn.

●	Strong capital base with a common equity tier 1 ('CET1') ratio of 14.7% and a leverage ratio of 5.7%.

●
The Board has determined to return to shareholders up to a further US$2bn by way of a share buy-back which is expected to commence shortly and complete in the second half of 2017. This takes announced buy-backs since the second half of 2016 to $5.5bn.

This news release is issued by HSBC Holdings plc	Registered Office and Group Head Office: 8 Canada Square, London E14 5HQ, United Kingdom Web: www.hsbc.com Incorporated in England with limited liability. Registered number 617987

Financial performance (continued)

Financial highlights and key ratios
		Half-year to 30 Jun
		2017	2016	Change
	Footnotes	$m	$m	%
Reported profit before tax		10,243	9,714	5.4
Adjusted profit before tax	1	11,967	10,651	12.4
		%	%
Return on average ordinary shareholders' equity (annualised)		8.8	7.4
Adjusted jaws	2	0.5
For footnotes, see page 3.
We use adjusted performance to understand the underlying trends in the business. The main differences between reported and adjusted are foreign currency translation and significant items.

Capital and balance sheet
	At
	30 Jun	31 Dec	Change
	2017	2016
	%	%
Common equity tier 1 ratio	14.7	13.6
Leverage ratio	5.7	5.4
	$m	$m	$m
Loans and advances to customers	919,838	861,504	58,334
Customer accounts	1,311,958	1,272,386	39,572
Risk-weighted assets	876,118	857,181	18,937

2	HSBC Holdings plc News Release 2017

Highlights

		Half-year to 30 Jun
		2017	2016
	Footnote	$m	$m
Reported
Revenue	3	26,166	29,470
Loan impairment charges and other credit risk provisions		(663)	(2,366)
Operating expenses		(16,443)	(18,628)
Profit before tax		10,243	9,714
Adjusted
Revenue	3	26,053	25,235
Loan impairment charges and other credit risk provisions		(663)	(1,556)
Operating expenses		(14,606)	(14,222)
Profit before tax		11,967	10,651

Significant items affecting adjusted performance
Revenue
Debit valuation adjustment on derivative contracts		(275)	151
Fair value movements on non-qualifying hedges		30	(397)
Gain on disposal of our membership interest in Visa - Europe		-	584
Gain on disposal of our membership interest in Visa - US		312	-
Own credit spread		-	1,226
Portfolio disposals		(32)	68
Releases arising from the ongoing review of compliance with the UK Consumer Credit Act		-	2
Trading results from disposed-of operations in Brazil		-	1,470
Other acquisitions, disposals and dilutions		78	-
Loan impairment charges and other credit risk provisions ('LICs')
Trading results from disposed-of operations in Brazil		-	(748)
Operating expenses
Costs associated with portfolio disposals		(10)	-
Costs associated with the UK's exit from the EU		(4)	-
Costs to achieve		(1,670)	(1,018)
Costs to establish UK ring-fenced bank		(176)	(94)
Impairment of Global Private Banking - Europe goodwill		-	(800)
Regulatory provisions in Global Private Banking		-	(4)
Settlements and provisions in connection with legal matters		322	(723)
UK customer redress programmes		(299)	(33)
Trading results from disposed-of operations in Brazil		-	(1,059)
Share of profit in associates and joint ventures
Trading results from disposed-of operations in Brazil		-	(1)

1
Adjusted performance is computed by adjusting reported results for the period-on-period effects of foreign currency translation differences and significant items which distort period-on-period comparisons.

2	Includes UK bank levy.

3	Net operating income before loan impairment charges and other credit risk provision, also referred to as revenue.

HSBC Holdings plc News Release 2017	3

Statement by Douglas Flint, Group Chairman

The Group delivered strong results across its major businesses, providing further evidence of a successful repositioning. Its diversified business model, international network and capital strength provide a solid foundation for further growth.

As the Group approaches a periodic transition in leadership, it is extremely pleasing to report that, in the first half of 2017, it delivered a strong set of results across its major businesses. As well as being financially robust, these results added further evidence of the successful repositioning of the Group since 2011. This has created a solid foundation, with attractive optionality, for the future.

The benefits of diversification, combined with the Group's capital and funding strength, once again were apparent. Notwithstanding uncertainties arising from increasing geopolitical tensions and ambiguous predictions around the shape of transition to, and final form of, the UK's future relationship with its major trading partners in the EU, customer activity across all business segments was resilient. Markets-based revenues benefited from market share advances, commercial banking customer activity was robust, wealth management and insurance revenues were notably stronger in Hong Kong, and credit experience globally remained remarkably sound. As central bank interest rates edged higher, led by the US, we began to benefit from improved margins on our core deposit bases, providing a welcome enhancement to the Group's revenue mix, given the likely trajectory of interest rates over the medium term.

These factors drove reported profit before tax for the Group in the first six months of 2017 to $10.2bn, 5% higher than what was achieved in the first half of 2016. Earnings per share amounted to $0.35 (1H16: $0.32).

On the adjusted basis used to assess management performance, pre-tax profits were $12.0bn, 12% higher than in the comparable period. It was particularly pleasing to note improvements within both revenue and cost performance that derive from management actions taken in recent years to reshape the Group around its core strengths. Stuart Gulliver will address these in more detail in his review.
The Group's capital position remains strong, with the common equity tier 1 ratio standing at 14.7% at 30 June (31 December: 13.6%). During the period we completed the further share buy-back of $1bn that the Board approved in February and, also as previously announced, we maintained the first two dividends in respect of the year at $0.20 in aggregate, in line with the prior year. In light of the strong capital position, the Board approved a further buy-back of up to $2.0bn of ordinary shares, planned to commence shortly after publication of these interim results.

HSBC is now better positioned for the future

Management continued to make good progress against the strategic targets laid out in June 2015. The first half of the year included a number of important events that will contribute to the strengthening of HSBC's position in our two home markets and in core product areas.
One of the most significant opportunities for HSBC going forward is participation in China's domestic capital markets as these open up. Meaningful progress in this regard was made in the first half of this year, which saw the granting of further access to undertake domestic corporate bond underwriting and the establishment of Bond Connect, which enables offshore investors to trade onshore Chinese interbank bonds through Hong Kong. In equity markets, Chinese stocks traded higher in part on MSCI's decision in June to include them in its global benchmark equity index for the first time.

Given these developments, we were delighted to receive approvals at the end of June enabling The Hongkong and Shanghai Banking Corporation to establish the first joint venture securities company majority-owned by a foreign bank. This will enable HSBC to offer a broad spectrum of securities and investment banking services nationally, and is an important step in building out our global banking and markets capabilities to serve the Chinese capital markets.

The second area to highlight is the value of our network and how we are investing to enhance that value. HSBC's position as the leading bank in trade finance reflects its unique global network and heritage. Technology is offering important opportunities to automate and digitise paper-heavy supply chain processes, and organise supply chain financing on a single platform. For example, HSBC, working with its strategic business commerce partner, Tradeshift, is now offering an integrated solution to enable our clients to manage their global supply chains and working capital requirements from a simple online platform. This will improve transparency and reduce costs.

In terms of structural change, the creation of the UK ring-fenced bank to meet the central recommendation of the Independent Commission on Banking in 2011 has been one of the largest projects ever undertaken by the Group. At its peak, the project team numbered more than 2,000 and costs to date amount to approximately half a billion dollars. In early July, the Prudential Regulation Authority approved a restricted licence for the new bank, representing an important milestone in meeting our legal obligations. We are targeting 1 July 2018 as the deadline to operationalise the UK ring-fenced bank, ahead of the statutory implementation date of 1 January 2019. Transition towards this deadline will be a key execution priority.

Finally, the Board was delighted that the successful transformation of the Group over the last six and a half years was recognised through HSBC being awarded the accolade of the 'World's Best Bank' earlier this month by Euromoney magazine. This award reflects the extraordinary efforts of the management team and all of our colleagues in reshaping the Group to meet the expectations of all our stakeholders. As ever, we owe them our sincere gratitude.

As I head towards retirement from HSBC later this year, I have taken the opportunity to set out the three public policy issues that are top of mind in terms of allowing the financial system to serve the global economy better.

4	HSBC Holdings plc News Release 2017

Regulatory fragmentation must be avoided

The new administration in the US is leading the rest of the world in applying a retrospective lens to the aggregate of regulatory changes implemented and proposed in the aftermath of the global financial crisis. This fresh look, focusing on simplification and supporting economic growth, is to be welcomed. Earlier concerns that it could lead to fragmentation of the international regulatory concordat have substantially dissipated following supportive comments from senior US officials regarding continuing active participation in the international regulatory bodies.

However, there remain concerns, particularly in Europe, that outstanding work streams may be addressed over different time frames globally. This, too, would lead to a fragmented framework with the risk of skewing financial market activity to where the capital support required is lightest. Such an outcome has to be avoided to prevent capital misallocation, and is particularly pertinent for traded markets activity. The best outcome remains early finalisation of what has already been agreed globally in principle, and a further agreement that remaining regulatory changes will be implemented in lockstep across the major jurisdictions.

Europe must not allow its financial capacity and capabilities to be diminished

Negotiations concerning the future shape of financial service provision as the UK prepares to leave the EU will undoubtedly be complex and time-consuming. The essential questions that have to be addressed are whether, at the conclusion of the negotiations, the economies of Europe will continue to have access to at least the same amount of financing capacity and related risk management services, and as readily available and similarly priced, as they have enjoyed with the UK as part of the EU.

On a highly positive note, we are encouraged that there has been no suggestion of weakening regulatory or supervisory standards anywhere in Europe in order to improve competitive positioning; this is equally essential to preserve the credibility and capacity of European financial markets.

Increased cooperation on tackling financial crime is essential

Tackling financial crime remains both a priority and a key challenge. We have made significant progress in detecting and preventing bad actors accessing the financial system but recognise this is a never-ending effort. Additionally, as digitalisation of commercial activity increases, the risks of confidence-threatening disruption and economic loss, not least from cyber attacks, are amplified. Technology, and in particular data analytics and machine learning applied to big data, will soon provide much greater capabilities to help us meet our objectives. What is also clear is that greater cooperation between the public and private sectors, together with a refresh of bank secrecy laws and regulation designed for a different age, would significantly increase the effectiveness of our joint efforts.

The good news is that there is increasing evidence of such discussions taking place. We should aspire to a unique digital identity for all participants in the financial system; a mandatory register of beneficial ownership of corporate and other non-personal structures in every country; and finally, enabling law and regulation to allow sanctioned sharing of customer information within institutions cross-border, between peer institutions, and between the industry and law enforcement services in pursuance of tackling financial crime. With enhanced public/private cooperation to combat financial crime, we could deploy the industry's considerable investment in this area much more effectively to the benefit of the societies we serve.

Outlook

In spite of geopolitical tensions and uncertainties, the major economic regions seem more synchronised in their growth trajectories than ever. Business investment is rising in the US and could expand further if promised tax reform can be delivered. Confidence is notably improving within the eurozone, with the prospect of structural reform in France, following the recent election outcomes, seen positively for future growth prospects. China's economic data also is evidencing resilience after a slower period, and against this backdrop China's financial regulators have taken the opportunity to tackle risks evident in both the traditional and so-called shadow banking systems. With careful coordination and calibration, these moves are positive for the economy. The UK is, however, showing some signs of slower growth as the inflationary impacts of a weaker currency, Bank of England caution over consumer indebtedness and uncertainties over the EU exit negotiations constrain consumer and business confidence and spending.

The risks to economic growth remain concentrated around geopolitical events and political mis-steps. Additionally, the formidable challenge within Europe of negotiating both the terms of the UK's exit from the EU and the basis of the future relationship will dominate political agendas for some time, crowding out time for other policy considerations.

We enter this period with confidence, given our geographical and business line diversification, and strong balance sheet. On top of this, HSBC is served by an exceptional management team and 233,000 dedicated and talented colleagues.

For the past six and a half years, it has been my great privilege to lead HSBC's employees as Group Chairman. As I prepare to pass on the baton, I could not be more proud of what we have achieved together and I thank them on behalf of the Board, for the last time, for all their support.

HSBC Holdings plc News Release 2017	5

Review by Stuart Gulliver, Group Chief Executive

We have a diversified, universal banking business model and an integrated global network that work for our clients and deliver industry-leading returns for our investors.

We have made an excellent start to 2017, reflecting the changes we have made since our Investor Update in 2015 and the strength of our competitive position. Our three main global businesses performed well, generating significant increases in both reported and adjusted profit before tax, and gaining market share in many of the products that are central to our strategy. Revenue grew faster than costs on an adjusted basis compared with last year's first half, and we passed a number of major milestones on the way to completing our strategic actions.

Our international network continues to distinguish us from our peers and we strengthened it further in the first half of the year. We received regulatory approval in June to establish HSBC Qianhai Securities Limited, which will be the first joint-venture securities company in mainland China to be majority-owned by a foreign bank. This is a landmark achievement that will increase access to China's markets for our domestic and international clients. The new business is expected to launch in December 2017, pending the granting of the necessary securities licences.

HSBC was named 'World's Best Bank' at the Euromoney Awards for Excellence 2017 in July. This is a fantastic endorsement of all that we have achieved in transforming HSBC since 2011, and recognises the effectiveness of our business model, the value of our network and the superior ability that these things give us to help clients achieve their international ambitions. I am grateful to all 233,000 colleagues around the world for their considerable efforts in making this possible.

Business performance

Global Banking and Markets had a strong first half with large adjusted revenue increases in the majority of businesses compared with the same period last year. Our Equities and Fixed Income businesses performed well, growing revenue and capturing market share in spite of difficult conditions at the start of the second quarter. Debt Capital Markets also gained market share in Asia, MENA and Latin America.
Retail Banking and Wealth Management adjusted revenue grew significantly, with increases across multiple business lines. In Retail Banking, our robust balance sheet and trademark capital strength continued to attract deposits, particularly in Hong Kong, with associated revenue growth supported by interest rate rises.  We also increased lending in our target markets, especially Hong Kong, the UK and Mexico.  Wealth management benefited from improving customer investment appetite, strong product sales across all categories, and the impact of market movements on our life insurance manufacturing businesses.

Commercial Banking adjusted revenue increased on the back of strong growth in Global Liquidity and Cash Management. This more than compensated for marginal falls in revenue in Credit and Lending, and Global Trade and Receivables Finance. While Global Trade and Receivables Finance revenue was down compared with last year's first half, it remained stable from the end of 2016 as we grew the balance sheet in Asia. We continued to capture trade finance market share in key hubs, including Hong Kong and Singapore.
Adjusted operating expenses rose slightly compared with the same period last year, as we invested more in business growth. Performance-related compensation also rose in line with increases in profit before tax. We remain on track to hit our revised cost-saving target by the end of 2017.

Adjusted loan impairment charges were lower than in the first half of 2016, mainly due to improved credit conditions in the oil and gas industry in North America.

Delivering value for our shareholders

Our common equity tier 1 ratio was 14.7% at 30 June, up from 12.1% at the same point in 2016. In the past 12 months we have paid more in dividends than any other European or American bank and returned $3.5bn to shareholders through share buy-backs. We have done this while strengthening one of the most resilient capital ratios in the industry.

Where we have excess capital, we are open to returning it to shareholders. To that end, and having received the appropriate regulatory clearances, we will execute a further share buy-back of up to $2bn in the second half of 2017. This will bring the total value of shares repurchased since August 2016 to $5.5bn.

Strategic actions

The strategic actions that we announced at our Investor Day in June 2015 have been instrumental in making HSBC a better and more profitable bank. They continue to improve our ability to increase returns and gain maximum value from our international network, and we remain on track to complete the majority of actions by the end of the year.

Targeted initiatives removed a further $29bn of RWAs from the business in the first half of 2017. Our RWA reduction programmes have extracted a total of $296bn of RWAs from the business since the start of 2015, comfortably exceeding our target. We will continue to identify and remove low-return RWAs to the end of 2017 and beyond.

We remain on track to achieve around $6bn of annualised cost savings by the end of the year, in line with the revised expectations that we set at our annual results. We removed a further $0.9bn of costs in the first six months, taking the total achieved since 2015 to $4.7bn.
HSBC Mexico maintained its momentum from 2016. Higher lending balances, strong deposit growth and improved collaboration between businesses helped to generate significantly higher profits than in last year's first half. It also continued to capture market share in targeted areas, particularly consumer lending.

Our US business remains a valuable source of business for other parts of our global network, and is therefore integral to HSBC. It is off track, but continues to make important progress. The run-off of our legacy US consumer and mortgage lending portfolio has been faster than we originally projected, and is almost complete. The US business received a non-objection to its capital plan from the US Federal Reserve Board as part of the Comprehensive Capital Analysis and Review in June.

6	HSBC Holdings plc News Release 2017

We have been granted a restricted banking licence from the Financial Conduct Authority and the Prudential Regulation Authority for our UK ring-fenced bank. This is a significant achievement and an important milestone in the creation of HSBC UK. We have made good progress in establishing the IT infrastructure for HSBC UK, and have moved around 170,000 customer sterling accounts to new HSBC UK sort codes. We expect to move all remaining sterling accounts that require new HSBC UK sort codes by the end of September 2017. We are very well advanced in filling the roles that will move from London to Birmingham, and remain on track to have a fully functioning team in place for the opening of our new UK headquarters in the first quarter of 2018.

Our international network continues to drive revenue growth for the business. Revenue from transaction banking products, which rely on the strength of the network, grew relative to last year's first half, particularly in Global Liquidity and Cash Management, and Foreign Exchange. 49% of Group adjusted client revenue is now linked to our international network, up from 45% at the same point in 2016.

We continue to shift the Group's business mix towards Asia, building on our improved financial performance and strong customer acquisition in the region since June 2015. We won new mandates related to the China-led Belt and Road initiative in the first half of the year and helped connect more Chinese companies to international opportunities. We also continued to expand our product range in the Pearl River Delta, offering personal loans to existing customers and launching retail business banking in the region. We now have around a quarter of a million credit cards in circulation in mainland China following the launch of our exclusively HSBC-branded credit card in December 2016. HSBC was named 'Asia's Best Bank' at the Euromoney Awards for Excellence 2017.

We remain the world's leading international bank for renminbi business, and achieved a number one ranking among foreign banks for onshore bonds in the first half of the year. HSBC was appointed one of the first market makers for the new Bond Connect in mainland China's Interbank Bond Market, and we underwrote the first new bond issue under the scheme in July. We ranked number one for the sixth consecutive year in the Asiamoney Offshore RMB Poll 2017.

Over the past five years, our Global Standards programme has transformed our ability to manage financial crime risk, making the Group and its customers safer and helping us to protect the integrity of the financial system. We have more work to do this year to complete the programme before integrating it fully into 'business as usual' risk management practices. Combating financial crime will continue to be a high priority, and we will always look for ways to strengthen our capabilities.

Douglas Flint

Douglas Flint steps down as Group Chairman in October and retires from HSBC after 22 years' distinguished service. I am grateful to Douglas for his support since the end of 2010 as we have implemented our long-term strategy for HSBC. During that time, he has not only helped HSBC to negotiate an ever-evolving regulatory environment, but also played a leading role in helping the banking industry recast the regulatory framework in response to the global financial crisis. Douglas has a fantastic reputation around the world for his knowledge, experience and technical expertise. I am sure that he will continue to contribute all of those things for the benefit of business and wider society. He leaves with the best wishes of everyone at HSBC.

Looking forward

Our business is in good shape. We have a diversified, universal banking business model and an integrated global network that work for our clients and deliver industry-leading returns for our investors. It is run efficiently, with strict risk-weighted asset and cost discipline, and responsibly, with a robust balance sheet and a formidable capital base. We remain focused on growing the business, improving our competitive position and rewarding our shareholders.

HSBC Holdings plc News Release 2017	7

Financial summary

		Half-year to
		30 Jun	30 Jun	31 Dec
		2017	2016	2016
	Footnote	$m	$m	$m
For the period
Profit/(loss) before tax		10,243	9,714	(2,602)
Profit attributable to:
- ordinary shareholders of the parent company		6,999	6,356	(5,057)
Dividends declared on ordinary shares		6,174	6,118	3,981
At the period end
Total shareholders' equity		188,396	191,257	175,386
Total regulatory capital		183,892	186,793	172,358
Customer accounts		1,311,958	1,290,958	1,272,386
Total assets		2,492,443	2,608,149	2,374,986
Risk-weighted assets		876,118	1,082,184	857,181
Per ordinary share		$	$	$
Basic earnings		0.35	0.32	(0.25)
Dividends	1	0.31	0.31	0.20
Net asset value		8.30	8.75	7.91
Share information
Number of $0.50 ordinary shares in issue (millions)		20,376	19,813	20,192

1
The dividends per ordinary share of $0.31 shown in the accounts comprise dividends declared during the first half of 2017. This represents the fourth interim dividend for 2016 and the first interim dividend for 2017.

Distribution of results by global business

Adjusted profit/(loss) before tax
	Half-year to
	30 Jun 2017		30 Jun 2016		31 Dec 2016
	$m	%	$m	%	$m	%
Retail Banking and Wealth Management	3,355	28.0	2,539	23.8	2,669	33.2
Commercial Banking	3,443	28.8	2,945	27.6	2,892	36.0
Global Banking and Markets	3,403	28.4	2,558	24.0	2,882	35.9
Global Private Banking	143	1.2	182	1.7	97	1.2
Corporate Centre	1,623	13.6	2,427	22.9	(506)	(6.3)
Profit before tax	11,967	100.0	10,651	100.0	8,034	100.0

Distribution of results by geographical region

Reported profit/(loss) before tax
	Half-year to
	30 Jun 2017		30 Jun 2016		31 Dec 2016
	$m	%	$m	%	$m	%
Europe	572	5.6	1,585	16.3	(8,359)	321.3
Asia	7,630	74.5	7,155	73.7	6,624	(254.6)
Middle East and North Africa	804	7.8	979	10.1	524	(20.1)
North America	953	9.3	50	0.5	135	(5.2)
Latin America	284	2.8	(55)	(0.6)	(1,526)	58.6
Profit before tax	10,243	100.0	9,714	100.0	(2,602)	100.0

8	HSBC Holdings plc News Release 2017

HSBC adjusted profit before tax and balance sheet data
		Half-year to 30 Jun 2017
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Net interest income		6,745	4,288	2,252	394	98	13,777
Net fee income/(expense)		2,516	1,774	1,875	355	(29)	6,491
Net trading income	1	297	270	3,385	95	127	4,174
Other income	2	485	75	311	2	738	1,611
Net operating income before loan impairment charges and other credit risk provisions	3	10,043	6,407	7,823	846	934	26,053
- external		8,596	6,468	8,371	711	1,907	26,053
- inter-segment		1,447	(61)	(548)	135	(973)	-
Loan impairment (charges)/recoveries and othercredit risk provisions		(556)	(118)	(41)	(1)	53	(663)
Net operating income		9,487	6,289	7,782	845	987	25,390
Total operating expenses		(6,121)	(2,846)	(4,379)	(702)	(558)	(14,606)
Operating profit		3,366	3,443	3,403	143	429	10,784
Share of profit/(loss) in associates and joint ventures		(11)	-	-	-	1,194	1,183
Adjusted profit before tax		3,355	3,443	3,403	143	1,623	11,967
		%	%	%	%	%	%
Share of HSBC's adjusted profit before tax		28.0	28.8	28.4	1.2	13.6	100.0
Adjusted cost efficiency ratio		60.9	44.4	56.0	83.0	59.7	56.1
Adjusted balance sheet data		$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		324,464	305,018	243,989	38,601	7,766	919,838
Interests in associates and joint ventures		381	-	-	-	20,690	21,071
Total external assets		440,978	332,806	1,025,209	44,921	648,529	2,492,443
Customer accounts		619,858	341,596	267,274	68,226	15,004	1,311,958
Adjusted risk-weighted assets		116,612	289,145	306,086	16,407	142,551	870,801

		Half-year to 30 Jun 2016
Net interest income		6,328	4,187	2,351	402	803	14,071
Net fee income/(expense)		2,288	1,783	1,702	376	(21)	6,128
Net trading income	1	183	239	3,102	96	1,440	5,060
Other income/(expense)	2	156	106	58	20	(364)	(24)
Net operating income before loan impairment charges and other credit risk provisions	3	8,955	6,315	7,213	894	1,858	25,235
- external		7,726	6,312	8,543	773	1,881	25,235
- inter-segment		1,229	3	(1,330)	121	(23)	-
Loan impairment (charges)/recoveries and othercredit risk provisions		(531)	(524)	(428)	10	(83)	(1,556)
Net operating income		8,424	5,791	6,785	904	1,775	23,679
Total operating expenses		(5,898)	(2,846)	(4,227)	(722)	(529)	(14,222)
Operating profit		2,526	2,945	2,558	182	1,246	9,457
Share of profit in associates and joint ventures		13	-	-	-	1,181	1,194
Adjusted profit before tax		2,539	2,945	2,558	182	2,427	10,651
		%	%	%	%	%	%
Share of HSBC's adjusted profit before tax		23.8	27.6	24.0	1.7	22.9	100.0
Adjusted cost efficiency ratio		65.9	45.1	58.6	80.8	28.5	56.4
Adjusted balance sheet data		$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		310,027	281,277	225,145	39,852	19,371	875,672
Interests in associates and joint ventures		394	-	-	-	18,974	19,368
Total external assets		422,080	303,652	1,041,857	48,361	711,242	2,527,192
Customer accounts		579,348	330,794	264,187	77,984	20,513	1,272,826
Adjusted risk-weighted assets		113,314	278,496	319,759	16,948	291,691	1,020,208
For footnotes, see page 10.

HSBC Holdings plc News Release 2017	9

HSBC adjusted profit before tax and balance sheet data (continued)
		Half-year to 31 Dec 2016
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Net interest income		6,451	4,209	2,404	396	364	13,824
Net fee income/(expense)		2,419	1,730	1,651	367	(42)	6,125
Net trading income	1	242	202	3,030	85	938	4,497
Other income/(expense)	2	285	14	237	(10)	(1,510)	(984)
Net operating income/(expense) before loan impairment charges and other credit risk provisions	3	9,397	6,155	7,322	838	(250)	23,462
- external		8,144	6,185	8,685	704	(256)	23,462
- inter-segment		1,253	(30)	(1,363)	134	6	-
Loan impairment (charges)/recoveries and other credit risk provisions		(594)	(432)	(35)	(10)	57	(1,014)
Net operating income/(expense)		8,803	5,723	7,287	828	(193)	22,448
Total operating expenses		(6,142)	(2,831)	(4,405)	(731)	(1,401)	(15,510)
Operating profit/(loss)		2,661	2,892	2,882	97	(1,594)	6,938
Share of profit in associates and joint ventures		8	-	-	-	1,088	1,096
Adjusted profit/(loss) before tax		2,669	2,892	2,882	97	(506)	8,034
		%	%	%	%	%	%
Share of HSBC's adjusted profit before tax		33.2	36.0	35.9	1.2	(6.3)	100.0
Adjusted cost efficiency ratio		65.4	46.0	60.2	87.2	(560.4)	66.1
Adjusted balance sheet data		$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		316,712	289,767	232,847	36,022	12,366	887,714
Interests in associates and joint ventures		394	-	-	-	19,860	20,254
Total external assets		427,032	314,763	957,960	42,065	698,593	2,440,413
Customer accounts		603,123	350,457	265,193	70,741	14,683	1,304,197
Adjusted risk-weighted assets		113,926	282,195	304,795	15,465	151,614	867,995

1
Net trading income includes the revenues of internally funding trading assets, while the related costs are reported in net interest income. In our global business results, the total cost of funding trading assets is included within Corporate Centre net trading income as an interest expense. In the statutory presentation, internal interest income and expense are eliminated.

2
Other income in this context comprises where applicable net income/expense from other financial instruments designated at fair value, gains less losses from financial investments, dividend income, net insurance premium income and other operating income less net insurance claims and benefits paid and movement in liabilities to policyholders.

3	Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

10	HSBC Holdings plc News Release 2017

Consolidated income statement

	Half-year to
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
	$m	$m	$m
Net interest income	13,777	15,760	14,053
- interest income	19,727	23,011	19,403
- interest expense	(5,950)	(7,251)	(5,350)
Net fee income	6,491	6,586	6,191
- fee income	7,906	8,202	7,467
- fee expense	(1,415)	(1,616)	(1,276)
Net trading income	3,928	5,324	4,128
- trading income excluding net interest income	3,177	4,594	3,472
- net interest income on trading activities	751	730	656
Net income/(expense) from financial instruments designated at fair value	2,007	561	(3,227)
- changes in fair value of long-term debt and related derivatives	480	270	(4,245)
- net income from other financial instruments designated at fair value	1,527	291	1,018
Gains less losses from financial investments	691	965	420
Dividend income	49	64	31
Net insurance premium income	4,811	5,356	4,595
Other operating income/(expense)	526	644	(1,615)
Total operating income	32,280	35,260	24,576
Net insurance claims and benefits paid and movement in liabilities to policyholders	(6,114)	(5,790)	(6,080)
Net operating income before loan impairment charges and other credit risk provisions	26,166	29,470	18,496
Loan impairment charges and other credit risk provisions	(663)	(2,366)	(1,034)
Net operating income	25,503	27,104	17,462
Employee compensation and benefits	(8,680)	(9,354)	(8,735)
General and administrative expenses	(6,900)	(7,467)	(9,006)
Depreciation and impairment of property, plant and equipment	(567)	(605)	(624)
Amortisation and impairment of intangible assets and goodwill	(296)	(1,202)	(2,815)
Total operating expenses	(16,443)	(18,628)	(21,180)
Operating profit/(loss)	9,060	8,476	(3,718)
Share of profit in associates and joint ventures	1,183	1,238	1,116
Profit/(loss) before tax	10,243	9,714	(2,602)
Tax expense	(2,195)	(2,291)	(1,375)
Profit/(loss) for the period	8,048	7,423	(3,977)
Attributable to:
- ordinary shareholders of the parent company	6,999	6,356	(5,057)
- preference shareholders of the parent company	45	45	45
- other equity holders	466	511	579
- non-controlling interests	538	511	456
Profit/(loss) for the period	8,048	7,423	(3,977)
	$	$	$
Basic earnings per ordinary share	0.35	0.32	(0.25)
Diluted earnings per ordinary share	0.35	0.32	(0.25)

HSBC Holdings plc News Release 2017	11

Consolidated statement of comprehensive income

	Half-year to
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
	$m	$m	$m
Profit for the period	8,048	7,423	(3,977)
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Available-for-sale investments	484	1,010	(1,309)
- fair value gains/(losses)	1,447	2,826	(2,351)
- fair value gains reclassified to the income statement	(848)	(1,228)	333
- amounts reclassified to the income statement in respect of impairment losses	20	24	47
- income taxes	(135)	(612)	662
Cash flow hedges	24	340	(408)
- fair value (losses)/gains	(881)	(1,796)	1,499
- fair value losses/(gains) reclassified to the income statement	894	2,242	(2,047)
- income taxes	11	(106)	140
Share of other comprehensive income/(expense) of associates and joint ventures	(6)	(1)	55
- share for the period	(6)	(1)	55
- reclassified to income statement on disposal	-	-	-
Exchange differences	5,269	(2,713)	(5,379)
- foreign exchange gains reclassified to the income statement on disposal of a foreign operation	-	-	1,894
- other exchange differences	5,270	(2,619)	(7,172)
- income tax attributable to exchange differences	(1)	(94)	(101)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/liability	1,708	416	(409)
- before income taxes1	2,253	533	(617)
- income taxes	(545)	(117)	208
Changes in fair value of financial liabilities designated at fair value due to movement in own credit risk	(1,156)	-	-
- before income taxes	(1,398)	-	-
- income taxes	242	-	-
Other comprehensive expense for the period, net of tax	6,323	(948)	(7,450)
Total comprehensive income/(expense) for the period	14,371	6,475	(11,427)
Attributable to:
- ordinary shareholders of the parent company	13,241	5,454	(12,422)
- preference shareholders of the parent company	45	45	45
- other equity holders	466	511	579
- non-controlling interests	619	465	371
Total comprehensive income/(expense) for the period	14,371	6,475	(11,427)
For footnote, see page 16.

12	HSBC Holdings plc News Release 2017

Consolidated balance sheet

	At
	30 Jun	31 Dec
	2017	2016
	$m	$m
Assets
Cash and balances at central banks	163,353	128,009
Items in the course of collection from other banks	7,129	5,003
Hong Kong Government certificates of indebtedness	31,943	31,228
Trading assets	320,037	235,125
Financial assets designated at fair value	27,937	24,756
Derivatives	229,719	290,872
Loans and advances to banks	86,633	88,126
Loans and advances to customers	919,838	861,504
Reverse repurchase agreements - non-trading	196,834	160,974
Financial investments	385,378	436,797
Assets held for sale	2,301	4,389
Prepayments, accrued income and other assets	70,592	59,520
Current tax assets	1,054	1,145
Interests in associates and joint ventures	21,071	20,029
Goodwill and intangible assets	22,653	21,346
Deferred tax assets	5,971	6,163
Total assets	2,492,443	2,374,986
Liabilities and equity
Liabilities
Hong Kong currency notes in circulation	31,943	31,228
Deposits by banks	64,230	59,939
Customer accounts	1,311,958	1,272,386
Repurchase agreements - non-trading	145,306	88,958
Items in the course of transmission to other banks	7,799	5,977
Trading liabilities2, 3	202,401	153,691
Financial liabilities designated at fair value	93,163	86,832
Derivatives	223,413	279,819
Debt securities in issue	63,289	65,915
Liabilities of disposal groups held for sale	620	2,790
Accruals, deferred income and other liabilities	42,724	41,501
Current tax liabilities	1,186	719
Liabilities under insurance contracts	81,147	75,273
Provisions	4,379	4,773
Deferred tax liabilities	1,886	1,623
Subordinated liabilities	21,213	20,984
Total liabilities	2,296,657	2,192,408
Equity
Called up share capital	10,188	10,096
Share premium account	12,069	12,619
Other equity instruments	20,830	17,110
Other reserves	4,472	(1,234)
Retained earnings	140,837	136,795
Total shareholders' equity	188,396	175,386
Non-controlling interests	7,390	7,192
Total equity	195,786	182,578
Total liabilities and equity	2,492,443	2,374,986
For footnotes, see page 16.

HSBC Holdings plc News Release 2017	13

Consolidated statement of cash flows

	Half-year to
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
	$m	$m	$m
Profit before tax	10,243	9,714	(2,602)
Adjustments for non-cash items:
Depreciation, amortisation and impairment	863	1,772	3,440
Net gain from investing activities	(764)	(1,034)	(181)
Share of profit in associates and joint ventures	(1,183)	(1,238)	(1,116)
Loss on disposal of associates, joint ventures, subsidiaries and businesses	(79)	-	1,743
Loan impairment losses gross of recoveries and other credit risk provisions	1,018	2,672	1,418
Provisions including pensions	186	982	1,500
Share-based payment expense	267	305	229
Other non-cash items included in profit before tax	(157)	86	(293)
Change in operating assets	(115,324)	7,268	29,031
Change in operating liabilities	109,828	59,093	(55,893)
Elimination of exchange differences4	(16,208)	(3,193)	18,557
Dividends received from associates	589	619	70
Contributions paid to defined benefit plans	(351)	(340)	(386)
Tax paid	(810)	(1,668)	(1,596)
Net cash from operating activities	(11,882)	75,038	(6,079)
Purchase of financial investments	(175,346)	(233,153)	(223,931)
Proceeds from the sale and maturity of financial investments	233,711	216,340	213,745
Net cash flows from the purchase and sale of property, plant and equipment	(314)	(389)	(762)
Net cash inflow from disposal of customer and loan portfolios	5,044	4,186	5,008
Net purchase of intangible assets	(514)	(395)	(511)
Net cash inflow on disposal of subsidiaries, businesses, associates and joint ventures	141	16	4,786
Net cash from investing activities	62,722	(13,395)	(1,665)
Issue of ordinary share capital and other equity instruments	3,727	2,006	18
Cancellation of shares	(1,000)	-	-
Net (purchases)/sales of own shares for market-making and investment purposes	(49)	(78)	601
Purchase of treasury shares	-	-	(2,510)
Redemption of preference shares and other equity instruments	-	(1,825)	-
Subordinated loan capital issued	-	1,129	1,493
Subordinated loan capital repaid	(520)	(546)	(49)
Dividends paid to shareholders of the parent company and non-controlling interests	(3,266)	(4,987)	(4,170)
Net cash from financing activities	(1,108)	(4,301)	(4,617)
Net increase/(decrease) in cash and cash equivalents	49,732	57,342	(12,361)
Cash and cash equivalents at the beginning of the period	274,550	243,863	299,753
Exchange differences in respect of cash and cash equivalents	11,546	(1,452)	(12,842)
Cash and cash equivalents at the end of the period	335,828	299,753	274,550
For footnote, see page 16.

14	HSBC Holdings plc News Release 2017

Consolidated statement of changes in equity

				Other reserves
	Called up share capital and share premium5	Other equity instru-ments6	Retained earnings7	Available-for-salefair value reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger reserve	Total share-holders' equity	Non-controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2017	22,715	17,110	136,795	(477)	(27)	(28,038)	27,308	175,386	7,192	182,578
Profit for the period	-	-	7,510	-	-	-	-	7,510	538	8,048
Other comprehensive income(net of tax)	-	-	536	468	16	5,222	-	6,242	81	6,323
- available-for-sale investments	-	-	-	468	-	-	-	468	16	484
- cash flow hedges	-	-	-	-	16	-	-	16	8	24
- changes in fair value of financial liabilities designated at fair value arising from changes in own credit risk	-	-	(1,156)	-	-	-	-	(1,156)	-	(1,156)
- remeasurement of defined benefit asset/liability	-	-	1,698	-	-	-	-	1,698	10	1,708
- share of other comprehensive income of associates and joint ventures	-	-	(6)	-	-	-	-	(6)	-	(6)
- exchange differences	-	-	-	-	-	5,222	-	5,222	47	5,269
Total comprehensive income for the period	-	-	8,046	468	16	5,222	-	13,752	619	14,371
Shares issued under employee remuneration and share plans	542	-	(535)	-	-	-	-	7	-	7
Shares issued in lieu of dividends and amounts arising thereon	-	-	2,771	-	-	-	-	2,771	-	2,771
Capital securities issued	-	3,720	-	-	-	-	-	3,720	-	3,720
Dividends to shareholders	-	-	(6,795)	-	-	-	-	(6,795)	(420)	(7,215)
Cost of share-based payment arrangements	-	-	267	-	-	-	-	267	-	267
Cancellation of shares	(1,000)	-	-	-	-	-	-	(1,000)	-	(1,000)
Other movements	-	-	288	-	-	-	-	288	(1)	287
At 30 Jun 2017	22,257	20,830	140,837	(9)	(11)	(22,816)	27,308	188,396	7,390	195,786

At 1 Jan 2016	22,263	15,112	143,976	(189)	34	(20,044)	27,308	188,460	9,058	197,518
Profit for the period	-	-	6,912	-	-	-	-	6,912	511	7,423
Other comprehensive income(net of tax)	-	-	451	1,024	341	(2,718)	-	(902)	(46)	(948)
- available-for-sale investments	-	-	-	1,024	-	-	-	1,024	(14)	1,010
- cash flow hedges	-	-	-	-	341	-	-	341	(1)	340
- remeasurement of defined benefit asset/liability	-	-	452	-	-	-	-	452	(36)	416
- share of other comprehensive income of associates and joint ventures	-	-	(1)	-	-	-	-	(1)	-	(1)
- exchange differences	-	-	-	-	-	(2,718)	-	(2,718)	5	(2,713)
Total comprehensive income forthe period	-	-	7,363	1,024	341	(2,718)	-	6,010	465	6,475
Shares issued under employee remuneration and share plans	415	-	(407)	-	-	-	-	8	-	8
Shares issued in lieu of dividends and amounts arising thereon	-	-	1,111	-	-	-	-	1,111	-	1,111
Capital securities issued	-	1,998	-	-	-	-	-	1,998	-	1,998
Dividends to shareholders	-	-	(6,674)	-	-	-	-	(6,674)	(702)	(7,376)
Cost of share-based payment arrangements	-	-	305	-	-	-	-	305	-	305
Other movements	-	-	36	3	-	-	-	39	(1,781)	(1,742)
At 30 Jun 2016	22,678	17,110	145,710	838	375	(22,762)	27,308	191,257	7,040	198,297
For footnotes, see page 16.

HSBC Holdings plc News Release 2017	15

Consolidated statement of changes in equity (continued)
	Called upshare capital and share premium			Other reserves
		Other equity instru-ments	Retained earnings	Available- for-sale fair value reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger reserve	Total share-holders'equity	Non-controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jul 2016	22,678	17,110	145,710	838	375	(22,762)	27,308	191,257	7,040	198,297
Profit for the period	-	-	(4,433)	-	-	-	-	(4,433)	456	(3,977)
Other comprehensive income(net of tax)	-	-	(392)	(1,295)	(402)	(5,276)	-	(7,365)	(85)	(7,450)
- available-for-sale investments	-	-	-	(1,295)	-	-	-	(1,295)	(14)	(1,309)
- cash flow hedges	-	-	-	-	(402)	-	-	(402)	(6)	(408)
- remeasurement of defined benefit asset/liability	-	-	(447)	-	-	-	-	(447)	38	(409)
- share of other comprehensive income of associates and joint ventures	-	-	55	-	-	-	-	55	-	55
- foreign exchange reclassified to income statement on disposal of a foreign operation	-	-	-	-	-	1,894	-	1,894	-	1,894
- exchange differences	-	-	-	-	-	(7,170)	-	(7,170)	(103)	(7,273)
Total comprehensive income for the period	-	-	(4,825)	(1,295)	(402)	(5,276)	-	(11,798)	371	(11,427)
Shares issued under employee remuneration and share plans	37	-	(18)	-	-	-	-	19	-	19
Shares issued in lieu of dividends and amounts arising thereon	-	-	1,929	-	-	-	-	1,929	-	1,929
Net increase in treasury shares	-	-	(2,510)	-	-	-	-	(2,510)	-	(2,510)
Dividends to shareholders	-	-	(4,605)	-	-	-	-	(4,605)	(217)	(4,822)
Cost of share-based payment arrangements	-	-	229	-	-	-	-	229	-	229
Other movements	-	-	885	(20)	-	-	-	865	(2)	863
At 31 Dec 2016	22,715	17,110	136,795	(477)	(27)	(28,038)	27,308	175,386	7,192	182,578

Footnotes to financial statements

1
An actuarial gain of $2,024m has arisen as a result of the remeasurement of the defined benefit pension obligation of the HSBC Bank (UK) Pension Scheme. An increase in the discount rate of 0.15%, a 0.1% reduction in the inflation assumption and modifications to mortality assumptions led to a gain of $1,799m. Other net gains totalled $225m.

2
Includes structured deposits placed at HSBC Bank USA and HSBC Trust Company (Delaware) National Association. These are insured by the Federal Deposit Insurance Corporation, a US Government agency, up to $250,000 per depositor.

3	At 30 June 2017, the cumulative amount of change in fair value attributable to changes in own credit risk was a loss of $344m (31 December 2016: gain of $2m).

4	Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.

5	In February 2017, HSBC announced a share buy-back of up to $1.0bn. Subsequently, HSBC completed a $1.0bn share buy-back in April 2017.

6
During 2017, HSBC Holdings issued $3,000m and SGD1,000m of perpetual subordinated contingent convertible capital securities, on which there were $10m of external issuance costs, $27m of intra-group issuance costs and $7m of tax benefits, which are classified as equity under IFRSs.

7	At 1 January 2017, the cumulative changes in fair value attributable to changes in own credit risk of financial liabilities designated at fair value was a loss of $1,672m.

16	HSBC Holdings plc News Release 2017

1	Basis of preparation and significant accounting policies
(a)    Compliance with International Financial Reporting Standards
The interim condensed consolidated financial statements of HSBC have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board ('IASB') and as endorsed by the EU. These financial statements should be read in conjunction with the Annual Report and Accounts 2016.
At 30 June 2017, there were no unendorsed standards effective for the half-year to 30 June 2017 affecting these financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC.
Standards applied during the half-year to 30 June 2017
HSBC has adopted the requirements of IFRS 9 'Financial Instruments' relating to the presentation of gains and losses on financial liabilities designated at fair value from 1 January 2017. As a result, the effects of changes in those liabilities' credit risk is presented in other comprehensive income with the remaining effect presented in profit or loss. As permitted by the transitional requirements of IFRS 9, comparatives have not been restated. Adoption increased profit after tax by $1,156m and basic and diluted earnings per share by $0.06 with the opposite effect on other comprehensive income and no effect on net assets.
(b)    Use of estimates and judgements
Management believes that HSBC's critical accounting estimates and judgements are those which relate to impairment of loans and advances, goodwill impairment, the valuation of financial instruments, deferred tax assets, provisions for liabilities and interests in associates. There was no change in the current period to the critical accounting estimates and judgements applied in 2016, which are stated on pages 30, 31 and 196 of the Annual Report and Accounts 2016.
(c)    Composition of Group
There were no material changes in the composition of the Group in the half-year to 30 June 2017.
(d)    Future accounting developments
Information on future accounting developments and their potential effect on the financial statements of HSBC are provided on pages 194 and 195 of the Annual Report and Accounts 2016. The joint Global Risk and Global Finance IFRS 9 Implementation Programme was set up to address IFRS 9 classification and measurement for financial assets, including impairment. Its focus is on the preparation for the impairment parallel run that will commence during the second half of 2017 in accordance with the project plan. Until this work is sufficiently advanced, we will not have a reliable understanding of the potential impact on the financial statements and any consequential effects on regulatory capital requirements.
IFRS 17 'Insurance contracts' was issued in May 2017 and sets out the requirements that an entity should apply in accounting for insurance contracts it issues and reinsurance contracts it holds. IFRS 17 is effective from 1 January 2021 and HSBC is considering its impact.
(e)    Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources.
(f)    Accounting policies
Except as described above, the accounting policies applied by HSBC for these interim condensed consolidated financial statements are consistent with those described on pages 194 to 203 of the Annual Report and Accounts 2016, as are the methods of computation.

2	Deferred tax
Net deferred tax assets amounted to $4.1bn at 30 June 2017 (30 June 2016: $3.6bn; 31 December 2016: $4.5bn), and mainly relate to timing differences in the US.

3	Dividends
On 31 July 2017, the Directors declared a second interim dividend of $0.10 per ordinary share in respect of the financial year ending 31 December 2017. This distribution amounts to approximately $2,015m and will be payable on 20 September 2017. No liability is recognised in the financial statements in respect of this dividend.

HSBC Holdings plc News Release 2017	17

Dividends paid to shareholders of HSBC Holdings plc
	Half-year to
	30 Jun 2017			30 Jun 2016			31 Dec 2016
	Pershare	Total	Settledin scrip	Pershare	Total	Settledin scrip	Pershare	Total	Settledin scrip
	$	$m	$m	$	$m	$m	$	$m	$m
Dividends paid on ordinary shares
In respect of previous year:
- fourth interim dividend	0.21	4,169	1,945	0.21	4,137	408	-	-	-
In respect of current year:
- first interim dividend	0.10	2,005	826	0.10	1,981	703	-	-	-
- second interim dividend	-	-	-	-	-	-	0.10	1,991	994
- third interim dividend	-	-	-	-	-	-	0.10	1,990	935
Total	0.31	6,174	2,771	0.31	6,118	1,111	0.20	3,981	1,929
Total dividends on preference shares classified as equity (paid quarterly)	31.00	45		31.00	45		31.00	45
On 17 July 2017, HSBC paid a further coupon on the $2,200m subordinated capital securities, representing a total distribution of $45m, and a further coupon on the $1,500m subordinated contingent convertible securities, representing a total distribution of $42m. No liability was recognised in the financial statements at 30 June 2017 in respect of these coupon payments.
In May 2017, HSBC issued $3,000m of 6.000% perpetual subordinated contingent convertible securities. In June 2017, HSBC issued SGD1,000m of 4.700% perpetual subordinated contingent convertible securities. In July 2017, HSBC issued €1,250m of 4.750% perpetual subordinated contingent convertible securities. These contingent convertible securities are classified as equity under IFRSs. Discretionary coupons are paid semi-annually on these contingent convertible securities and none were declared in 1H17.
Second interim dividend for 2017 on ordinary shares
On 31 July 2017, the Directors declared a second interim dividend in respect of 2017 of $0.10 per ordinary share. It will be payable on 20 September 2017 to holders of record on 4 August 2017 on the Principal Register in the UK, and the Hong Kong and Bermuda Overseas Branch Registers. The dividend will be payable in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 11 September 2017. A scrip dividend will also be offered. Particulars of these arrangements will be sent to shareholders on or about 17 August 2017 and elections must be received by 7 September 2017.
The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 20 September 2017 to the holders of record on 4 August 2017. The dividend will be payable in US dollars or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 31 July 2017, 10 August 2017 and 21 September 2017.
The dividend will be payable on American Depositary Shares ('ADSs'), each of which represents five ordinary shares, on 20 September 2017 to holders of record on 4 August 2017. The dividend of $0.50 per ADS will be payable by the depositary in US dollars or as a scrip dividend of new ADSs. Elections must be received by the depositary on or before 31 August 2017. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary.
Ordinary shares will be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 3 August 2017. The ADSs will be quoted ex-dividend in New York on 2 August 2017.
Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar, the Hong Kong or Bermuda Branch Registrar should do so before 4.00pm local time on 4 August 2017 in order to receive the dividend.
Ordinary shares may not be removed from or transferred to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 4 August 2017. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 3 August 2017.
Transfers of ADSs must be lodged with the depositary by 12 noon on 4 August 2017 in order to receive the dividend.
Dividend on 6.20% non-cumulative US Dollar Preference Shares, Series A ('Series A Dollar Preference Shares')
In 2005, 1,450,000 Series A Dollar Preference Shares were issued for a consideration of $1,000 each, and Series A American Depositary Shares, each of which represents one-fortieth of a Series A Dollar Preference Share, were listed on the New York Stock Exchange.
A non-cumulative fixed-rate dividend of 6.20% per annum is payable on the Series A Dollar Preference Shares on 15 March, 15 June, 15 September and 15 December 2017 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has declared a dividend of $0.3875 per Series A American Depositary Share for the quarter ending 15 September 2017.
The dividend will be payable on 15 September 2017 to holders of record on 30 August 2017.
Any person who has acquired Series A American Depositary Shares but who has not lodged the transfer documentation with the depositary should do so before 12 noon on 30 August 2017 in order to receive the dividend.

HSBC Holdings plc News Release 2017	18

4		Earnings per share

Profit attributable to ordinary shareholders of the parent company
	Half-year to
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
	$m	$m	$m
Profit attributable to shareholders of the parent company	7,510	6,912	(4,433)
Dividend payable on preference shares classified as equity	(45)	(45)	(45)
Coupon payable on capital securities classified as equity	(466)	(511)	(579)
Profit attributable to ordinary shareholders of the parent company	6,999	6,356	(5,057)

Basic and diluted earnings per share
		Half-year to
		30 Jun 2017			30 Jun 2016			31 Dec 2016
		Profit	Numberof shares	Amount per share	Profit	Numberof shares	Amount per share	Profit	Numberof shares	Amount per share
	Footnote	$m	(millions)	$	$m	(millions)	$	$m	(millions)	$
Basic	1	6,999	19,916	0.35	6,356	19,672	0.32	(5,057)	19,832	(0.25)
Effect of dilutive potential ordinary shares			90			68			-
Diluted	1	6,999	20,006	0.35	6,356	19,740	0.32	(5,057)	19,832	(0.25)

1			Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).

5	Loan impairment charges and other credit risk provisions

	Half-year to
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
	$m	$m	$m
New allowances net of allowance releases	1,065	2,623	1,354
Recoveries of amounts previously written off	(286)	(340)	(287)
Loan impairment charges	779	2,283	1,067
- individually assessed allowances	270	1,263	568
- collectively assessed allowances	509	1,020	499
Impairment allowances/(releases) of available-for-sale debt securities	(69)	34	(97)
Other credit risk provisions/(releases)	(47)	49	64
Loan impairment charges and other credit risk provisions	663	2,366	1,034
Impairment charges on loans and advances to customers as a percentage of average gross loans andadvances to customers (annualised)	0.18%	0.52%	0.25%

6	Adjusted balance sheet reconciliation

	At
	30 Jun 2017	31 Dec 2016
	Reported and Adjusted	Adjusted	Currency translation	Reported
	$m	$m	$m	$m
Loans and advances to customers (net)	919,838	887,714	(26,210)	861,504
Interests in associates and joint ventures	21,071	20,254	(225)	20,029
Total external assets	2,492,443	2,440,413	(65,427)	2,374,986
Customer accounts	1,311,958	1,304,197	(31,811)	1,272,386

19	HSBC Holdings plc News Release 2017

7				Reconciliation of reported and adjusted items

		Half-year to
		30 Jun	30 Jun	31 Dec
		2017	2016	2016
	Footnotes	$m	$m	$m
Revenue	1
Reported		26,166	29,470	18,496
Currency translation			(994)	(315)
Significant items		(113)	(3,241)	5,281
- debit valuation adjustment on derivative contracts		275	(151)	125
- fair value movements on non-qualifying hedges	2	(30)	397	290
- gain on disposal of our membership interest in Visa - Europe		-	(584)	-
- gain on disposal of our membership interest in Visa - US		(312)	-	(116)
- own credit spread	3	-	(1,226)	3,018
- portfolio disposals		32	(68)	231
- releases arising from the ongoing review of compliance with the UK Consumer Credit Act		-	(2)	-
- trading results of disposed-of operations in Brazil		-	(1,470)	1,743
- other acquisitions, disposals and dilutions		(78)	-	-
- currency translation on significant items			(137)	(10)
Adjusted		26,053	25,235	23,462
Loan impairment charges and other credit risk provisions ('LICs')
Reported		(663)	(2,366)	(1,034)
Currency translation			(57)	20
Significant items		-	867	-
- trading results of disposed-of operations in Brazil		-	748	-
- currency translation on significant items			119	-
Adjusted		(663)	(1,556)	(1,014)
Operating expenses
Reported		(16,443)	(18,628)	(21,180)
Currency translation			576	189
Significant items		1,837	3,830	5,481
- costs associated with portfolio disposals		10	-	28
- costs associated with the UK's exit from the EU		4	-	-
- costs to achieve		1,670	1,018	2,100
- costs to establish UK ring-fenced bank		176	94	129
- impairment of GPB - Europe goodwill		-	800	2,440
- regulatory provisions in GPB		-	4	340
- settlements and provisions in connection with legal matters		(322)	723	(42)
- UK customer redress programmes		299	33	526
- trading results of disposed-of operations in Brazil		-	1,059	-
- currency translation on significant items			99	(40)
Adjusted		(14,606)	(14,222)	(15,510)
Share of profit in associates and joint ventures
Reported		1,183	1,238	1,116
Currency translation			(45)	(20)
Significant items		-	1	-
- trading results of disposed-of operations in Brazil		-	1	-
- currency translation on significant items			-	-
Adjusted		1,183	1,194	1,096
Profit before tax
Reported		10,243	9,714	(2,602)
Currency translation			(520)	(126)
Significant items		1,724	1,457	10,762
- revenue		(113)	(3,241)	5,281
- LICs		-	867	-
- operating expenses		1,837	3,830	5,481
- share of profit in associates and joint ventures		-	1	-
Adjusted		11,967	10,651	8,034

1	Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

2	Excludes items where there are substantial offsets in the income statement for the same period.

3
'Own credit spread' includes the fair value movements on our long-term debt attributable to credit spread where the net result of such movements will be zero upon maturity of the debt. This does not include fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities. On 1 January 2017, HSBC adopted the requirements of IFRS 9 relating to the presentation of gains and losses on financial liabilities designated at fair value. As a result, the effects of changes in those liabilities' credit risk is presented in other comprehensive income.

HSBC Holdings plc News Release 2017	20

8	Contingent liabilities, contractual commitments and guarantees

	At
	30 Jun	31 Dec
	2017	2016
	$m	$m
Guarantees and contingent liabilities:
Financial guarantees and similar contracts	36,874	37,072
Other guarantees	46,858	44,394
Other contingent liabilities	481	553
At the end of the period	84,213	82,019
Commitments:
Documentary credits and short-term trade-related transactions	8,810	9,190
Forward asset purchases and forward deposits placed	12,539	5,386
Standby facilities, credit lines and other commitments to lend	656,145	641,267
At the end of the period	677,494	655,843

The above table discloses the nominal principal amounts, which represent the maximum amounts at risk should the contracts be fully drawn upon and clients default. As a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements.
Approximately half the guarantees have a term of less than one year, while guarantees with terms of more than one year are subject to HSBC's annual credit review process.

Contingent liabilities arising from legal proceedings, regulatory and other matters against Group companies are disclosed in Notes 10 and 13 of the Interim Report 2017.

9	Legal proceedings and regulatory matters

HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1 of the Annual Report and Accounts 2016. While the outcome of legal proceedings and regulatory matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters at 30 June 2017 (see Note 10). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

Bernard L. Madoff Investment Securities LLC

Bernard L. Madoff ('Madoff') was arrested in December 2008 and later pleaded guilty to running a Ponzi scheme. His firm, Bernard L. Madoff Investment Securities LLC ('Madoff Securities'), is being liquidated in the US by a trustee (the 'Trustee').

Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, at 30 November 2008 the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff.

Based on information available to HSBC, the funds' actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds are estimated to have totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities' fraud.

US/UK litigation: The Trustee has brought lawsuits against various HSBC companies in the US Bankruptcy Court and in the English High Court, seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. HSBC and other parties to the action have moved to dismiss the Trustee's US actions. The US Bankruptcy Court granted HSBC's motion to dismiss with respect to certain of the Trustee's claims in November 2016. In March 2017, the Trustee submitted a notice of appeal to the US Court of Appeals for the Second Circuit (the 'Second Circuit Court of Appeals'), which has not yet determined whether it will hear the appeal.

The deadline by which the Trustee must serve HSBC with his English action has been extended to September 2017 for UK-based defendants and November 2017 for all other defendants.

Alpha Prime Fund Ltd ('Alpha Prime') and Senator Fund SPC ('Senator'), co-defendants in one of the Trustee's US actions, have each brought cross-claims against certain HSBC defendants. In December 2016, the US Bankruptcy Court granted HSBC's motion to dismiss the cross-claims, and Alpha Prime and Senator's failure to appeal renders the court's ruling final.

Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (together, 'Fairfield') (in liquidation since July 2009) have brought lawsuits in the US and the British Virgin Islands ('BVI') against fund shareholders, including HSBC companies that acted as nominees for clients, seeking restitution of redemption payments. In October 2016, the liquidators for Fairfield (the 'Fairfield Liquidators') filed a motion seeking leave to amend their complaints in the US Bankruptcy Court. In January 2017, the defendants filed their consolidated motion to dismiss, and opposition to, the Fairfield Liquidators' motion seeking leave to amend. These motions remain pending.

In December 2014, three additional actions were filed in the US. A purported class of direct investors in Madoff Securities asserted common law claims against various HSBC companies in the United States District Court for the Southern District of New York (the 'New York District Court'). In September 2016, the New York District Court granted HSBC's motion to dismiss this action and the

21	HSBC Holdings plc News Release 2017

plaintiffs' failure to appeal renders the court's ruling final. Two investors in Hermes International Fund Limited ('Hermes') also asserted common law claims against various HSBC companies in the New York District Court. In March 2017, the court granted HSBC's motion to dismiss. The plaintiffs in that action have appealed to the Second Circuit Court of Appeals, where the matter is pending. In addition, SPV Optimal SUS Ltd ('SPV OSUS'), the purported assignee of the Madoff-invested company, Optimal Strategic US Equity Ltd ('Optimal'), filed a lawsuit in New York state court against various HSBC companies and others, seeking damages on various alleged grounds, including breach of fiduciary duty and breach of trust. This action has been stayed pending the issuance of a potentially dispositive decision in an action initiated by Optimal regarding the validity of the assignment of its claims to SPV OSUS.

BVI litigation: Beginning in October 2009, the Fairfield Liquidators commenced lawsuits against fund shareholders, including HSBC companies that acted as nominees for clients, seeking recovery of redemption payments. In March 2016, the BVI court denied a motion brought by certain non-HSBC defendants challenging the Fairfield Liquidators' authorisation to pursue their US claims, which those defendants have appealed. In August 2016, the Fairfield Liquidators voluntarily discontinued their actions against the HSBC defendants.
Bermuda litigation: In January 2009, Kingate Global Fund Limited and Kingate Euro Fund Limited (together, 'Kingate') brought an action against HSBC Bank Bermuda Limited ('HBBM') for recovery of funds held in Kingate's accounts, fees and dividends. This action is pending, but is not expected to move forward until the resolution of the Trustee's US actions against Kingate and HBBM.

Thema Fund Limited ('Thema') and Hermes each brought three actions in 2009. The first set of actions seeks recovery of funds in frozen accounts held at HSBC Institutional Trust Services (Bermuda) Limited. The second set of actions asserts liability against HSBC Institutional Trust Services (Bermuda) Limited in relation to claims for mistake, recovery of fees and damages for breach of contract. The third set of actions seeks return of fees from HBBM and HSBC Securities Services (Bermuda) Limited. The parties have agreed to a standstill in respect of all three sets of actions.

Cayman Islands litigation: In February 2013, Primeo Fund Limited ('Primeo') (in liquidation since April 2009) brought an action against HSBC Securities Services Luxembourg ('HSSL') and The Bank of Bermuda (Cayman), alleging breach of contract and breach of fiduciary duty, and claiming damages and equitable compensation. The trial concluded in February 2017, and the case remains pending before the court for a decision.

Luxembourg litigation: In April 2009, Herald Fund SPC ('Herald') (in liquidation since July 2013) brought an action against HSSL before the Luxembourg District Court, seeking restitution of cash and securities Herald purportedly lost because of Madoff Securities' fraud, or money damages. The Luxembourg District Court dismissed Herald's securities restitution claim, but reserved Herald's cash restitution claim and its claim for money damages. Herald has appealed this judgment to the Court of Appeal.

In March 2010, Herald (Lux) SICAV ('Herald (Lux)') (in liquidation since April 2009) brought an action against HSSL before the Luxembourg District Court seeking restitution of securities, or the cash equivalent, or money damages. Herald (Lux) has also requested the restitution of fees paid to HSSL.

In October 2009, Alpha Prime and, in December 2014, Senator, each brought an action against HSSL before the Luxembourg District Court, seeking the restitution of securities, or the cash equivalent, or money damages. The action initiated by Senator has been temporarily suspended at Senator's request. In April 2015, Senator commenced an action against the Luxembourg branch of HSBC Bank plc asserting identical claims before the Luxembourg District Court. HSSL has also been named as a defendant in various actions by shareholders in Primeo Select Fund, Herald, Herald (Lux), and Hermes. Most of these actions have been dismissed, suspended or postponed.
Ireland litigation: In November 2013, Defender Limited brought an action against HSBC Institutional Trust Services (Ireland) Limited ('HTIE') and others, alleging breach of contract and claiming damages and indemnification for fund losses. A trial date has not yet been scheduled.

SPV OSUS's action against HTIE and HSBC Securities Services (Ireland) Limited alleging breach of contract and claiming damages and indemnification for fund losses was dismissed by the High Court in October 2015. In March 2017, the Irish Court of Appeal affirmed the dismissal. In April 2017, SPV OSUS filed an application seeking leave to appeal the dismissal to the Irish Supreme Court. A decision on leave has not yet been issued.

There are many factors that may affect the range of possible outcomes, and the resulting financial impact, of the various Madoff-related proceedings described above, including but not limited to the multiple jurisdictions in which the proceedings have been brought. Based upon the information currently available, management's estimate of possible aggregate damages that might arise as a result of all claims in the various Madoff-related proceedings is up to or exceeding $800m, excluding costs and interest. Due to uncertainties and limitations of this estimate, the ultimate damages could differ significantly from this amount.

US mortgage-related investigations

In April 2011, HSBC Bank USA N.A. ('HSBC Bank USA') entered into a consent order (the 'OCC Servicing Consent Order') with the Office of the Comptroller of the Currency ('OCC'), and HSBC Finance Corporation ('HSBC Finance') and HSBC North America Holdings Inc. ('HNAH') entered into a similar consent order with the Federal Reserve Board ('FRB') (together with the OCC Servicing Consent Order, the 'Servicing Consent Orders').

The Servicing Consent Orders required prescribed actions to address certain foreclosure practice deficiencies. The Servicing Consent Orders also required an independent foreclosure review which, pursuant to amendments to the Servicing Consent Orders in February 2013, ceased and was replaced by a settlement under which HSBCand 12 other participating servicers agreed to provide cash payments and other assistance to eligible borrowers. In June 2015, the OCC issued an amended OCC Servicing Consent Order citing the failure of HSBC Bank USA to be in compliance with all requirements of the OCC Servicing Consent Order and stating that the failure to satisfy all requirements of the OCC Servicing Consent Order may result in a variety of regulatory consequences for HSBC Bank USA, including the imposition of civil money penalties. In January 2017, the OCC terminated the OCC Servicing Consent Order, together with its February 2013 and June 2015 amendments, after determining that HSBC Bank USA had satisfied the requirements thereunder. In connection with the termination of the OCC Servicing Consent Order, the OCC also assessed a civil money penalty against HSBC Bank USA, finding that HSBC Bank USA failed to correct deficiencies identified under the OCC Servicing Consent Order in a timely fashion. The civil money penalty has been paid.
In February 2016, HSBC Bank USA, HSBC Finance, HSBC Mortgage Services Inc. and HNAH entered into an agreement with the US Department of Justice (the 'DoJ'), the US Department of Housing and Urban Development, the Consumer Financial Protection

HSBC Holdings plc News Release 2017	22

Bureau, other federal agencies (the 'Federal Parties') and the Attorneys General of 49 states and the District of Columbia (the 'State Parties') to resolve civil claims related to past residential mortgage loan origination and servicing practices (the 'National Mortgage Settlement Agreement' or 'NMS'). In addition, in February 2016, the FRB announced the imposition against HSBC Finance and HNAH of a $131m civil money penalty in connection with the FRB's consent order of April 2011. Pursuant to the terms of the FRB's civil money penalty order, the penalty will be satisfied through the cash payments made to the Federal Parties and the consumer relief provided under the National Mortgage Settlement Agreement. Such cash payments and consumer relief under the National Mortgage Settlement Agreement have occurred.

The Servicing Consent Orders and the National Mortgage Settlement Agreement do not completely preclude other enforcement actions by regulatory, governmental or law enforcement agencies related to foreclosure and other mortgage servicing practices, including, but not limited to, matters relating to the securitisation of mortgages for investors, which could include the imposition of civil money penalties, criminal fines or other sanctions. In addition, these practices have in the past resulted in private litigation, and may result in further private litigation.

US mortgage securitisation activity and litigation

HSBC Bank USA was a sponsor or seller of loans used to facilitate whole loan securitisations underwritten by HSBC Securities (USA) Inc. ('HSI'). From 2005 to 2007, HSBC Bank USA purchased and sold approximately $24bn of such loans to HSI, which were subsequently securitised and sold by HSI to third parties. The outstanding principal balance was approximately $4.5bn at 30 June 2017. HSBC notes that the scale of its mortgage securitisation activities was more limited in relation to a number of other banks in the industry. In addition, HSI served as an underwriter on securitisations issued by HSBC Finance or third parties, and HSBC Bank USA served as trustee on behalf of various mortgage securitisation trusts.

Mortgage foreclosure and trustee matters: As the industry's residential mortgage foreclosure issues continue, HSBC Bank USA has taken title to a number of foreclosed homes as trustee on behalf of various mortgage securitisation trusts. As nominal record owner of these properties, HSBC Bank USA has been sued by municipalities and tenants alleging various violations of law, including laws relating to property upkeep and tenants' rights. While HSBC believes and continues to maintain that these obligations and any related liabilities are those of the servicer of each trust, HSBC continues to receive significant adverse publicity in connection with these and similar matters, including foreclosures that are serviced by others in the name of 'HSBC, as trustee'.

Beginning in June 2014, a number of lawsuits were filed in state and federal courts in New York, Ohio and Virginia against HSBC Bank USA as trustee of more than 320 mortgage securitisation trusts. These lawsuits are brought on behalf of the trusts by a putative class of investors including, among others, BlackRock and PIMCO funds. The complaints allege that the trusts have sustained losses in collateral value of approximately $38bn. The lawsuits seek unspecified damages resulting from alleged breaches of the US Trust Indenture Act, breach of fiduciary duty, negligence, breach of contract and breach of the common law duty of trust. HSBC's motions to dismiss in several of these lawsuits were, for the most part, denied.

It is not practicable to estimate the possible financial impact of these matters, as there are many factors that may affect the range of possible outcomes; however, the resulting financial impact could be significant.

Loan repurchase matters: HSBC Bank USA, HSBC Finance and Decision One Mortgage Company LLC ('Decision One'), an indirect subsidiary of HSBC Finance, have been named as defendants in various mortgage loan repurchase actions brought by trustees of mortgage securitisation trusts. In the aggregate, these actions seek to have the HSBC defendants repurchase mortgage loans, or pay compensatory damages, totalling at least $1bn. In August 2016, HSBC reached an agreement in principle to settle one of the matters and the other matters remain pending.

HSBC Mortgage Corporation (USA) Inc. and Decision One have also been named as defendants in two separate actions filed by Residential Funding Company LLC ('RFC'), a mortgage loan purchase counterparty, seeking unspecified damages in connection with approximately 25,000 mortgage loans.

It is not practicable to estimate the possible financial impact of these matters, as there are many factors that may affect the range of possible outcomes; however, the resulting financial impact could be significant.

FIRREA: Since 2010, various HSBC entities have received subpoenas and requests for information from the DoJ and the Massachusetts state Attorney General seeking the production of documents and information regarding HSBC's involvement in certain RMBS transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer. In November 2014, HNAH, on behalf of itself and various subsidiaries including, but not limited to, HSBC Bank USA, HSI Asset Securitization Corp., HSI, HSBC Mortgage Corporation (USA), HSBC Finance and Decision One, received a subpoena from the US Attorney's Office for the District of Colorado, pursuant to the Financial Industry Reform, Recovery and Enforcement Act ('FIRREA'), concerning the origination, financing, purchase, securitisation and servicing of sub-prime and non-sub-prime residential mortgages.

HSBC continues to cooperate with the DoJ's investigation, which is at or nearing completion. In December 2016, HSBC had an initial discussion with the DoJ, wherein the DoJ stated its preliminary view that HSBC is subject to liability under FIRREA in connection with certain securitisations from 2005 to 2007 with respect to which HSBC Bank USA served as sponsor or seller of loans and HSI served as underwriter. In March 2017, HSBC provided its response to the DoJ, which, among other things, outlined why the bank disagrees with the DoJ's preliminary view. Discussions are ongoing. There can be no assurance as to how or when this matter will be resolved, or whether this matter will be resolved prior to the institution of formal legal proceedings by the DoJ. Moreover, it is possible that any such resolution could result in significant penalties and other costs. To date, at least one bank has been sued by the DoJ and at least eight other banks have reported settlements of mortgage-backed securities-related matters pursuant to FIRREA. The prior DoJ settlements provide no clear guidance as to how those individual settlement amounts were calculated, and due to the high degree of uncertainty involved, it is not practicable to estimate any possible financial impact of this matter, which could be significant.

HSBC expects the focus on mortgage securitisations to continue and that it may be subject to additional claims, litigation and governmental or regulatory scrutiny relating to its participation in the US mortgage securitisation market.

Anti-money laundering and sanctions-related matters

In October 2010, HSBC Bank USA entered into a consent order with the OCC, and HNAH entered into a consent order with the FRB (each an 'Order' and together, the 'Orders'). These Orders required improvements to establish an effective compliance risk management programme across HSBC's US businesses, including risk management related to the Bank Secrecy Act ('BSA') and

23	HSBC Holdings plc News Release 2017

AML compliance. HSBC Bank USA is not currently in compliance with the OCC Order. Steps are being taken to address the requirements of the Orders.

In December 2012, HSBC Holdings, HNAH and HSBC Bank USA entered into agreements with US and UK government and regulatory agencies regarding past inadequate compliance with the BSA, AML and sanctions laws. Among those agreements, HSBC Holdings and HSBC Bank USA entered into a five-year deferred prosecution agreement with, among others, the DoJ (the 'US DPA'); and HSBC Holdings consented to a cease-and-desist order, and HSBC Holdings and HNAH consented to a civil money penalty order with the FRB. HSBC Holdings also entered into an agreement with the Office of Foreign Assets Control ('OFAC') regarding historical transactions involving parties subject to OFAC sanctions, as well as an undertaking with the UK FCA to comply with certain forward-looking AML and sanctions-related obligations. In addition, HSBC Bank USA entered into civil money penalty orders with the Financial Crimes Enforcement Network of the US Treasury Department and the OCC.

Under these agreements, HSBC Holdings and HSBC Bank USA made payments totalling $1.9bn to US authorities and undertook various further obligations, including, among others, to continue to cooperate fully with the DoJ in any and all investigations, not to commit any crime under US federal law subsequent to the signing of the agreement, and to retain an independent compliance monitor (the 'Monitor'). In February 2017, the Monitor delivered his third annual follow-up review report.

Through his country-level reviews, the Monitor identified potential anti-money laundering and sanctions compliance issues that HSBC is reviewing further with the DoJ, FRB and/or FCA. Additionally, as discussed elsewhere in this Note, HSBC is the subject of other ongoing investigations and reviews by the DoJ. HSBC Bank plc is also the subject of an investigation by the FCA into its compliance with UK money laundering regulations and financial crime systems and controls requirements. The potential consequences of breaching the US DPA, as well as the role of the Monitor and his third annual review, are discussed on pages 66 and 82 of the Annual Report and Accounts 2016.

HSBC Bank USA also entered into two consent orders with the OCC. These required HSBC Bank USA to correct the circumstances noted in the OCC's report and to adopt an enterprise-wide compliance programme, and imposed restrictions on acquiring control of, or holding an interest in, any new financial subsidiary, or commencing a new activity in its existing financial subsidiary, without the OCC's prior approval.
These settlements with US and UK authorities have led to private litigation, and do not preclude further private litigation related to HSBC's compliance with applicable BSA, AML and sanctions laws or other regulatory or law enforcement actions for BSA, AML, sanctions or other matters not covered by the various agreements.

In May 2014, a shareholder derivative action was filed by a shareholder of HSBC Holdings purportedly on behalf of HSBC Holdings, HSBC Bank USA, HNAH and HSBC USA Inc. (the 'Nominal Corporate Defendants') in New York state court against certain current and former directors and officers of those HSBC companies (the 'Individual Defendants'). The complaint alleges that the Individual Defendants breached their fiduciary duties to the Nominal Corporate Defendants and caused a waste of corporate assets by allegedly permitting and/or causing the conduct underlying the US DPA. In November 2015, the New York state court granted the Nominal Corporate Defendants' motion to dismiss. The plaintiff has appealed that decision.

In July 2014, a claim was filed in the Ontario Superior Court of Justice against HSBC Holdings and a former employee purportedly on behalf of a class of persons who purchased HSBC common shares and American Depositary Shares between July 2006 and July 2012. The complaint, which seeks monetary damages of up to CA$20bn, alleges that the defendants made statutory and common law misrepresentations in documents released by HSBC Holdings and its wholly owned indirect subsidiary, HSBC Bank Canada, relating to HSBC's compliance with BSA, AML, sanctions and other laws.

Since November 2014, four lawsuits have been filed in federal court in New York, Illinois and Texas, against various HSBC companies and others, on behalf of plaintiffs who are, or are related to, victims of terrorist attacks in Iraq and Jordan or of cartel violence in Mexico. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act. These actions are at an early stage.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these lawsuits, including the timing or any possible impact on HSBC, which could be significant.

Tax-related investigations

Various tax administration, regulatory and law enforcement authorities around the world, including in the US, France, Belgium, Argentina, India and Spain are conducting investigations and reviews of HSBC Private Bank (Suisse) SA ('HSBC Swiss Private Bank') and other HSBC companies, in connection with allegations of tax evasion or tax fraud, money laundering and unlawful cross-border banking solicitation.

HSBC continues to cooperate in ongoing investigations by the DoJ and the US Internal Revenue Service regarding whether certain HSBC companies and employees, including those associated with HSBC Swiss Private Bank and an HSBC company in India, acted appropriately in relation to certain customers who had US tax reporting obligations. In connection with these investigations, HSBC Swiss Private Bank, with due regard for Swiss law, has produced records and other documents to the DoJ. In August 2013, the DoJ informed HSBC Swiss Private Bank that it was not eligible for the 'Program for Non-Prosecution Agreements or Non-Target Letters for Swiss Banks' since a formal investigation had previously been authorised.

In November 2014, HSBC Swiss Private Bank was placed under formal criminal examination in Belgium for alleged tax-related offences. In June 2017, Belgian authorities placed HSBC Holdings and HSBC Private Bank Holdings (Suisse) SA, a Swiss holding company, under formal criminal examination. In November 2014, HSBC Swiss Private Bank was also placed under formal criminal examination in France for alleged tax-related offences in 2006 and 2007 and required to pay bail of €50m. In April 2015, HSBC Holdings was informed that it had been placed under formal criminal examination in France in connection with the conduct of HSBC Swiss Private Bank, and a €1bn bail was imposed. HSBC Holdings appealed the bail decision and, in June 2015, bail was reduced to €100m. The ultimate financial impact of these matters could differ significantly, however, from the bail amounts of €150m. In March 2016, HSBC was informed that the French magistrates had completed their investigation with respect to HSBC Swiss Private Bank and HSBC Holdings, and had referred the matter to the French public prosecutor for a recommendation on any potential charges. In October 2016, HSBC Swiss Private Bank and HSBC Holdings received the French public prosecutor's brief in which the prosecutor recommended that the judge refer the cases to trial. HSBC Swiss Private Bank and HSBC Holdings responded to the prosecutor's brief in November 2016.

HSBC Holdings plc News Release 2017	24

In November 2014, the Argentine tax authority initiated a criminal action against various individuals, including current and former HSBC employees. The criminal action includes allegations of tax evasion, conspiracy to launder undeclared funds and an unlawful association among HSBC Swiss Private Bank, HSBC Bank Argentina, HSBC Bank USA and certain HSBC employees, which allegedly enabled numerous HSBC customers to evade their Argentine tax obligations.

In February 2015, the Indian tax authority issued a summons and request for information to an HSBC company in India. In August 2015 and November 2015, HSBC companies received notices issued by two offices of the Indian tax authority, alleging that the Indian taxauthority had sufficient evidence to initiate prosecution against HSBC Swiss Private Bank and an HSBC company in Dubai for allegedly abetting tax evasion of four different Indian individuals and/or families and requesting that the HSBC companies show why such prosecution should not be initiated. HSBC Swiss Private Bank and the HSBC company in Dubai have responded to the show cause notices. HSBC is cooperating with the relevant authorities. At 30 June 2017, HSBC has recognised a provision for these various matters in the amount of $796m. There are many factors that may affect the range of outcomes, and the resulting financial impact, of these investigations and reviews. Due to uncertainties and limitations of these estimates, the ultimate penalties could be significantly higher than the amount provided.

In light of the media attention regarding these matters, it is possible that other tax administration, regulatory or law enforcement authorities will also initiate or enlarge similar investigations or regulatory proceedings.

Mossack Fonseca & Co.

HSBC has received requests for information from various regulatory and law enforcement authorities around the world concerning persons and entities believed to be linked to Mossack Fonseca & Co., a service provider of personal investment companies. HSBC is cooperating with the relevant authorities.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.

London interbank offered rates, European interbank offered rates and other benchmark interest rate investigations and litigation

Various regulators and competition and law enforcement authorities around the world, including in the UK, the US, the EU and Switzerland, are conducting investigations and reviews related to certain past submissions made by panel banks and the processes for making submissions in connection with the setting of Libor, Euribor and other benchmark interest rates. As certain HSBC companies are members of such panels, HSBC has been the subject of regulatory demands for information and is cooperating with those investigations and reviews.
In December 2016, the European Commission (the 'Commission') issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives in early 2007. The Commission imposed a fine on HSBC based on a one-month infringement. HSBC has appealed the decision.

US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US laws, including US antitrust and racketeering laws, the US Commodity Exchange Act ('US CEA'), and state law. The lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the New York District Court.

The New York District Court has issued decisions dismissing certain of the claims in response to motions filed by the defendants. Those decisions resulted in the dismissal of the plaintiffs' federal and state antitrust claims, racketeering claims and unjust enrichment claims. The dismissal of the antitrust claims was appealed to the US Court of Appeals for the Second Circuit, which reversed the decisions in May 2016. In July 2016, defendants filed a joint motion to dismiss the antitrust claims on additional grounds not previously addressed by the court and, in December 2016, the New York District Court granted in part and denied in part the motion, leaving only certain antitrust claims to be litigated. Certain plaintiffs have appealed the December 2016 order to the US Court of Appeals for the Second Circuit. Separately, in October 2016, the New York District Court granted a motion to dismiss claims brought by certain individual plaintiffs for lack of personal jurisdiction, which is also on appeal to the Second Circuit. Finally, in January 2017, the District Court granted the defendants' motion to dismiss certain of the remaining antitrust claims against defendants that did not serve on the US dollar Libor submission panel. In the New York District Court, the cases with remaining claims against HSBC have been stayed while the court considers motions to certify classes in several putative class actions that are pending against HSBC's co-defendants.

In March 2017 and June 2017, respectively, HSBC reached an agreement with plaintiffs to resolve a putative class action brought on behalf of persons who purchased US dollar Libor-indexed bonds and a putative class action brought on behalf of persons who purchased exchange-traded instruments indexed to US dollar Libor. Both settlements are subject to court approval.

Euribor: In November 2013, HSBC and other panel banks were named as defendants in a putative class action filed in the New York District Court on behalf of persons who transacted in euro futures contracts and other financial instruments allegedly related to Euribor. The complaint alleges, among other things, misconduct related to Euribor in violation of US antitrust laws, the US CEA and state law. In December 2016, HSBC reached an agreement with plaintiffs to resolve this action, subject to court approval. The court issued an order granting preliminary approval in January 2017, and has scheduled the final approval hearing in May 2018.

Singapore Interbank Offered Rate ('SIBOR'), Singapore Swap Offer Rate ('SOR') and Australia Bank Bill Swap Rate ('BBSW'): In July 2016 and August 2016, HSBC and other panel banks were named as defendants in two putative class actions filed in the New York District Court on behalf of persons who transacted in products related to the SIBOR, SOR and BBSW benchmark rates. The complaints allege, among other things, misconduct related to these benchmark rates in violation of US antitrust, commodities and racketeering laws, and state law. Defendants moved to dismiss the claims against them in the SIBOR and SOR case in November 2016 and in the BBSW case in February 2017. Those motions remain pending.

US dollar International Swaps and Derivatives Association fix ('ISDAfix'): In September 2014, HSBC and other panel banks were named as defendants in a number of putative class actions consolidated in the New York District Court on behalf of persons who transacted in interest rate derivatives or purchased or sold financial instruments that were either tied to ISDAfix rates or were executed shortly before, during, or after the time of the daily ISDAfix setting window. The consolidated complaint alleges, among other things, misconduct related to these activities in violation of US antitrust laws, the US CEA and state law. HSBC's motion

25	HSBC Holdings plc News Release 2017

to dismiss the complaint was denied in March 2016. In June 2017, HSBC reached an agreement with plaintiffs to resolve this consolidated action, subject to court approval. The court issued an order granting preliminary approval in July 2017, but has not yet set a date for the final approval hearing.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

Supranational, sovereign and agency bonds

In April 2017, various HSBC companies, among other banks, were named as defendants in a putative class action alleging a conspiracy to manipulate the market for US dollar-denominated supranational, sovereign and agency bonds between 2005 and 2007 in violation of US antitrust laws. In July 2017, defendants filed a motion to dismiss. This action is at an early stage. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.

Foreign exchange rate investigations and litigation

Various regulators and competition and law enforcement authorities around the world, including in the US, the EU, Switzerland, Brazil, South Korea and South Africa, are conducting civil and criminal investigations and reviews into trading by HSBC and others on the foreign exchange markets. HSBC is cooperating with these investigations and reviews.

In May 2015, the DoJ resolved its investigations with respect to five non-HSBC financial institutions, four of whom agreed to plead guilty to criminal charges of conspiring to manipulate prices in the foreign exchange spot market, and resulting in the imposition of criminal fines in the aggregate of more than $2.5bn. Additional penalties were imposed at the same time by the FRB and other banking regulators. HSBC was not a party to these resolutions. In August 2016, the DoJ indicted two now-former HSBC employees and charged them with wire fraud and conspiracy relating to a 2011 foreign exchange transaction. The trial is currently scheduled to begin in September 2017. HSBC was not named as a defendant in the indictment. HSBC is in active discussions with US regulators and the DoJ regarding a potential resolution of their investigations into HSBC's foreign exchange conduct.

In December 2016, HSBC Bank plc entered into a settlement with Brazil's Administrative Council of Economic Defense ('CADE') in connection with its investigation into 15 banks, including HSBC Bank plc, as well as 30 individuals, relating to practices in the offshore foreign exchange market. Under the terms of the settlement, HSBC Bank plc agreed to pay a financial penalty to CADE. CADE has also publicly announced that it is initiating a separate investigation into the onshore foreign exchange market and has identified a number of banks, including HSBC, as subjects of its investigation.

In February 2017, the Competition Commission of South Africa referred a complaint for proceedings before the South African Competition Tribunal against 18 financial institutions, including HSBC Bank plc, for alleged misconduct related to the foreign exchange market in violation of South African antitrust laws. In April 2017, HSBC filed an exception to the complaint, based on a lack of jurisdiction and statute of limitations. These proceedings are at an early stage.

In late 2013 and early 2014, HSBC and other banks were named as defendants in various putative class actions consolidated in the New York District Court. The consolidated complaint alleged, among other things, that the defendants conspired to manipulate the WM/Reuters foreign exchange benchmark rates. In September 2015, HSBC reached an agreement with plaintiffs to resolve the consolidated action, subject to court approval. In December 2015, the court granted preliminary approval of the settlement, and HSBC made payment of the agreed settlement amount into an escrow account. The settlement remains subject to final approval by the court.

In June 2015, a putative class action was filed in the New York District Court making similar allegations on behalf of Employee Retirement Income Security Act of 1974 ('ERISA') plan participants. The court dismissed the claims in the ERISA action, and the plaintiffs have appealed to the US Court of Appeals for the Second Circuit. In May 2015, another complaint was filed in the US District Court for the Northern District of California making similar allegations on behalf of retail customers. HSBC filed a motion to transfer that action from California to New York, which was granted in November 2015. In March 2017, the New York District Court dismissed the retail customers' complaint in response to the defendants' joint motion to dismiss. The retail customer plaintiffs have requested leave to file an amended complaint in response to the court's ruling. In April and June 2017, putative class actions making similar allegations on behalf of purported 'indirect' purchasers of foreign exchange products were filed in New York. Those plaintiffs subsequently filed a consolidated amended complaint. HSBC's motion to dismiss the consolidated amended complaint is due in August 2017.

In September 2015, two additional putative class actions making similar allegations under Canadian law were issued in Canada against various HSBC companies and other financial institutions. In June 2017, HSBC reached an agreement with the plaintiffs to resolve these actions. The settlement is subject to court approval.

At 30 June 2017, HSBC has recognised a provision for these and similar matters in the amount of $865m. There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters. Due to uncertainties and limitations of these estimates, the ultimate penalties could differ significantly from the amount provided.

Precious metals fix-related investigations and litigation

Various regulators and competition and law enforcement authorities, including in the US and the EU, are conducting investigations and reviews relating to HSBC's precious metals operations and trading. HSBC is cooperating with these investigations and reviews. In November 2014, the Antitrust Division and Criminal Fraud Section of the DoJ issued a document request to HSBC Holdings, seeking the voluntary production of certain documents in connection with a criminal investigation that the DoJ is conducting of alleged anti-competitive and manipulative conduct in precious metals trading. In January 2016, the Antitrust Division of the DoJ informed HSBC that it was closing its investigation; however, the Criminal Fraud Section's investigation remains ongoing.

Gold: Beginning in March 2014, numerous putative class actions were filed in the New York District Court and the US District Courts for the District of New Jersey and the Northern District of California, naming HSBC and other members of The London Gold Market Fixing Limited as defendants. The complaints allege that, from January 2004 to June 2013, defendants conspired to manipulate the price of gold and gold derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. The actions were consolidated in the New York District Court. Defendants' motion to dismiss the consolidated action was granted in part and denied in part in October 2016. In June 2017, the court granted plaintiffs leave to file a third amended complaint, which names a

HSBC Holdings plc News Release 2017	26

new defendant. The court has denied the pre-existing defendants' request for leave to file a joint motion to dismiss. HSBC and the other pre-existing defendants have requested a stay of discovery.

Beginning in December 2015, numerous putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. Plaintiffs allege that, among other things, from January 2004 to March 2014, defendants conspired to manipulate the price of gold and gold derivatives in violation of the Canadian Competition Act and common law. These actions are at an early stage.

Silver: Beginning in July 2014, numerous putative class actions were filed in the US District Courts for the Southern and Eastern Districts of New York, naming HSBC and other members of The London Silver Market Fixing Ltd as defendants. The complaints allege that, from January 2007 to December 2013, defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. The actions were consolidated in the New York District Court. Defendants' motion to dismiss the consolidated action was granted in part and denied in part in October 2016. In June 2017, the court granted plaintiffs leave to file a third amended complaint, which names several new defendants. The court has denied the pre-existing defendants' request for leave to file a joint motion to dismiss. HSBC and the other pre-existing defendants have requested a stay of discovery.
In April 2016, two putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. Plaintiffs in both actions allege that, from January 1999 to August 2014, defendants conspired to manipulate the price of silver and silver derivatives in violation of the Canadian Competition Act and common law. The Ontario action is at an early stage. The Quebec action has been temporarily stayed.

Platinum and palladium: Between late 2014 and early 2015, numerous putative class actions were filed in the New York District Court, naming HSBC and other members of The London Platinum and Palladium Fixing Company Limited as defendants. The complaints allege that, from January 2008 to November 2014, defendants conspired to manipulate the price of platinum group metals ('PGM') and PGM-based financial products for their collective benefit in violation of US antitrust laws and the US CEA. In March 2017, the Defendants' motion to dismiss the second amended consolidated complaint was granted in part and denied in part. In June 2017, plaintiffs filed a third amended complaint. The court has granted the defendants' request to file a joint motion to dismiss.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

Treasury auctions

Beginning in July 2015, HSI, among other financial institutions, was named as a defendant in several putative class actions filed in the New York District Court. The complaints generally allege that the defendants violated US antitrust laws and the US CEA by colluding to manipulate prices of US Treasury securities sold at auction. The cases have been consolidated in the New York District Court. This matter is at an early stage.

The DoJ has requested information from HSBC and reportedly other banks regarding US Treasury securities trading practices. HSBC is cooperating with this ongoing investigation.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Interest rate swap litigation

In February 2016, various HSBC companies, among others, were named as defendants in a putative class action filed in the New York District Court. The complaint alleged that the defendants violated US antitrust laws by, among other things, conspiring to boycott and eliminate various entities and practices that would have brought exchange trading to buy‐side investors in the interest rate swaps marketplace. In June 2016, this action along with other complaints filed in the New York District Court and the Illinois District Court were consolidated in the New York District Court and, in January 2017, the defendants filed a motion to dismiss. In June 2017, certain plaintiffs in the consolidated action brought a separate individual action in the New York District Court, against the same defendants, alleging similar violations of federal and antitrust laws and breaches of common law in relation to the credit default swap market. These matters are at an early stage.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Fédération Internationale de Football Association ('FIFA') related investigations

HSBC has received enquiries from the DoJ regarding its banking relationships with certain individuals and entities that are or may be associated with FIFA. The DoJ is investigating whether multiple financial institutions, including HSBC, permitted the processing of suspicious or otherwise improper transactions, or failed to observe applicable AML laws and regulations. HSBC is cooperating with the DoJ's investigation.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.

Hiring practices investigation
The US Securities and Exchange Commission (the 'SEC') is investigating multiple financial institutions, including HSBC, in relation to hiring practices of candidates referred by or related to government officials or employees of state-owned enterprises in Asia-Pacific. HSBC has received various requests for information and is cooperating with the SEC's investigation.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.

27	HSBC Holdings plc News Release 2017

10	Events after the balance sheet date
A second interim dividend in respect of the financial year ending 31 December 2017 was declared by the Directors on 31 July 2017, as described in Note 2 of the Interim Report 2017.
On 31 July 2017, the Board approved a share buy-back of up to $2.0bn.

11	Capital structure

Capital ratios
	At
	30 Jun	31 Dec
	2017	2016
	%	%
CRD IV transitional
Common equity tier 1 ratio	14.7	13.6
Tier 1 ratio	17.4	16.1
Total capital ratio	21.0	20.1
CRD IV end point
Common equity tier 1 ratio	14.7	13.6
Tier 1 ratio	16.4	14.9
Total capital ratio	18.3	16.8

Total regulatory capital and risk-weighted assets
	At
	30 Jun	31 Dec
	2017	2016
	$m	$m

CRD IV transitional
Common equity tier 1 capital	128,909	116,552
Additional tier 1 capital	23,585	21,470
Tier 2 capital	31,398	34,336
Total regulatory capital	183,892	172,358
Risk-weighted assets	876,118	857,181

CRD IV end point
Common equity tier 1 capital	128,909	115,984
Additional tier 1 capital	15,097	11,351
Tier 2 capital	16,379	16,289
Total regulatory capital	160,385	143,624
Risk-weighted assets	876,118	855,762

Leverage ratio
		At
		30 Jun	31 Dec
		2017	2016
Ref*		$bn	$bn
20	Tier 1 capital	144.0	127.3
21	Total leverage ratio exposure	2,533.0	2,354.4
		%	%
22	Leverage ratio	5.7	5.4
EU-23	Choice of transitional arrangements for the definition of the capital measure	Fully phased in	Fully phased in
	UK leverage ratio exposure - quarterly average	2,343.2
		%	%
	UK leverage ratio - quarterly average	6.0
	UK leverage ratio - quarter end	6.1	5.7

*	The references identify the lines prescribed in the EBA template.

12	Statutory accounts
The information in this media release does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. The statutory accounts for the year ended 31 December 2016 have been delivered to the Registrar of Companies in England and Wales in accordance with section 447 of the Companies Act 2006. The Group's auditors, PricewaterhouseCoopers LLP ('PwC'), has reported on those accounts. Its report was unqualified, did not include a reference to any matters to which PwC drew attention

28	HSBC Holdings plc News Release 2017

by way of emphasis without qualifying their report and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.
The information in this media release does not constitute the unaudited interim consolidated financial statements which are contained in the Interim Report 2017. The Interim Report 2017 was approved by the Board of Directors on 31 July 2017. The unaudited interim consolidated financial statements have been reviewed by the Group's auditor, PwC, in accordance with the guidance contained in the International Standard on Review Engagements (UK and Ireland) 2410: Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board. The full report of its review, which was unmodified, is included in the Interim Report 2017.

13	Dealings in HSBC Holdings plc listed securities
HSBC has policies and procedures that, except where permitted by statute and regulation, prohibit it undertaking specified transactions in respect of its securities listed on The Stock Exchange of Hong Kong Limited ('HKEx'). Except for the share buy-back and dealings as intermediaries or as trustees by subsidiaries of HSBC Holdings, neither HSBC Holdings nor any of its subsidiaries has purchased, sold or redeemed any of its securities listed on HKEx during the half-year ended 30 June 2017.

14	Proposed interim dividends for 2017
The Board has adopted a policy of paying quarterly dividends on the ordinary shares, under which it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. The proposed timetables for dividends payable on the ordinary shares in respect of 2017 that have not yet been declared are as follows:

Interim dividends for 2017 not yet declared
	Footnote	Third interimdividend for 2017	Fourth interimdividend for 2017
Announcement		3 Oct 2017	20 Feb 2018
Shares quoted ex-dividend in London, Hong Kong, New York, Paris and Bermuda		12 Oct 2017	22 Feb 2018
Record date in London, Hong Kong, New York, Paris and Bermuda	1	13 Oct 2017	23 Feb 2018
Payment date		22 Nov 2017	6 Apr 2018

1	Removals from or transfers to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register will not be permitted on these dates.

15	Earnings release and final results
An earnings release for the three-month period ending 30 September 2017 is expected to be issued on 30 October 2017. The results for the year to 31 December 2017 are expected to be announced on 20 February 2018.

16	Corporate governance
HSBC is subject to corporate governance requirements in both the UK and Hong Kong. Throughout the six months ended 30 June 2017, HSBC complied with the applicable provisions of the UK Corporate Governance Code and also the requirements of the Hong Kong Corporate Governance Code. The UK Corporate Governance Code is available at www.frc.org.uk and the Hong Kong Corporate Governance Code is available at www.hkex.com.hk.
Under the Hong Kong Code, the audit committee should be responsible for the oversight of all risk management and internal control systems. HSBC's Group Risk Committee is responsible for oversight of internal control, other than internal control over financial reporting, and risk management systems. This is permitted under the UK Corporate Governance Code.
The Board has codified obligations for transactions in HSBC Group securities in accordance with the requirements of the Market Abuse Regulation and the rules governing the listing of securities on the HKEx, save that the HKEx has granted waivers from strict compliance with the rules that take into account accepted practices in the UK, particularly in respect of employee share plans. HSBC is in discussion with the HKEx to update these waivers.
Following specific enquiry, all Directors have confirmed that they have complied with their obligations in respect of transacting in Group securities throughout the period.
There have been no material changes to the information disclosed in the Annual Report and Accounts 2016 in respect of the remuneration of employees, remuneration policies, bonus and share option plans and training schemes. Details of the number of employees are provided on page 30 of the Interim Report 2017.
The Directors of HSBC Holdings plc as at the date of this announcement are:
Phillip Ameen*, Kathleen Casey*, Laura Cha*, Henri de Castries*, Lord Evans of Weardale*, Joachim Faber*, Douglas Flint, Stuart Gulliver, Irene Lee*, John Lipsky*, Iain Mackay, Heidi Miller*, Marc Moses, David Nish*, Jonathan Symonds*, Jackson Tai* and Pauline van der Meer Mohr*.

*	Independent non-executive Director.
The Group Audit Committee has reviewed the results for the half-year to 30 June 2017.

HSBC Holdings plc News Release 2017	29

17	Interim Report 2017
The Interim Report 2017 will be sent to shareholders on or about 17 August 2017. Copies of the Interim Report 2017 and this Media Release may be obtained from Global Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; or from US Communications, HSBC Bank USA, N.A., 1 West 39th Street, 9th Floor, New York, NY 10018, USA. The Interim Report 2017 and this News Release may also be downloaded from the HSBC website, www.hsbc.com.
A Chinese translation of the Interim Report 2017 is available upon request from Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.
The Interim Report 2017 will be available on The Stock Exchange of Hong Kong Limited's website www.hkex.com.hk.

18	For further information contact:

Media Relations Heidi Ashley Telephone: +44 (0)20 7992 2045	Investor Relations UK Richard O'Connor Telephone: +44 (0)20 7991 6590
Gareth Hewett Telephone: +852 2822 4929 Robert Sherman Telephone: +1 212 525 6901	HK Hugh Pye Telephone: +852 2822 4908

Click on, or paste the following link into your web browser, to view the associated PDF document.

 http://www.rns-pdf.londonstockexchange.com/rns/5052M_1-2017-7-30.pdf

30	HSBC Holdings plc News Release 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 31 July 2017